Exhibit 99.2

MANAGEMENT PROXY CIRCULAR

DATED: MAY 12, 2022

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

We invite you to attend this year’s Annual Meeting of shareholders at The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3 on Wednesday June 29 at 4:30 pm Eastern Time. The attached Circular provides important information enabling you to exercise your rights as a shareholder plus a wide range of disclosure on the governance and actions of your Company.

This year is an important and exciting one for your Company as we undertake the next step in the development of the KSM Project. Work includes building roads, camps and bridges to open up access to key areas, setting up to make hydroelectric connections and building site fisheries as part of our permit commitments. We are confident these efforts will take us closer to "substantially started” and the joint venture partnership needed to take KSM to production.

The Seabridge team has continued to prioritize ESG working alongside our First Nation partners and with our ESG Consulting experts to publish a comprehensive Sustainability report (https://www.seabridgegold.com/sustainability) in 2021. In part, this report formalizes informal policies which have put your Company at the leading edge of the growing ESG movement in our industry. We continue to work diligently on building robust internal processes and reporting to ensure transparency in our ESG outcomes. You should expect to see a supplemental report in September of 2022 providing insight into 2021 accomplishments and a full Sustainability report for 2022 before the 2023 AGM.

While the Seabridge team has focused on building the foundational community engagement, internal processes, and reporting ESG requires, we have also developed our longer-term goals and targets. These targets focus on greenhouse gas emissions, diversity, environmental stewardship, and ensuring commercial engagement with our First Nations and Local Communities as we work toward "substantially started”.

Seabridge has, for many years, published its corporate objectives for the year ahead in its Annual Report together with a report card on whether the previous year’s stated goals have been achieved. The objectives are designed to benefit our shareholders. Seabridge plans to issue its next Annual Report to Shareholders shortly after completion of the updated KSM Preliminary Feasibility Study (“PFS”) which is expected in June.

In the meantime, the attached Circular provides information on how the Company performed on the eight objectives that were set for 2021. In summary, of the eight objectives, five have now been achieved while two others were partially achieved. This assessment directly affects the recommendations of the Board’s Compensation

Committee. Bonus and equity-based compensation awards to employees are granted based on the extent to which the stated objectives are achieved.

For 2022, Seabridge has set the following nine corporate objectives:

1.	Our primary objective continues to be to complete a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to Seabridge.
2.	Continue to strengthen our social license by responding effectively to the needs and concerns of Treaty and First Nations and local communities.
3.	Complete an updated PFS incorporating the East Mitchell (formerly Snowfield) deposit into the greater KSM project;
4.	Advance substantially started activities at KSM to ensure that the project’s Environmental Assessment Certificate remains in good standing for the life of the project;
5.	Continue exploration activities at Snowstorm;
6.	Conduct additional drilling at Iskut focused on the discovery of a new gold/copper porphyry deposit;
7.	Continue the reclamation and closure of the Johnny Mountain Mine in cooperation with the Tahltan Nation and British Columbia regulators;
8.	Subject to receipt of permits, conduct an initial drill program at 3 Aces to confirm our geologic model; and
9.	Increase gold ownership per common share by way of accretive resource additions from acquisitions and/or continued exploration at our projects.

For 2022, Seabridge has engaged Bedford Resources in obtaining best-practice information and competitive data in executive and director compensation. The gathering of this information is to assist in preparing recommendations for the Compensation Committee and the Board to address the growth of the Company and the increasingly complex executive compensation environment. The recommendations to the Board will include what changes or additions may be required and the approval of an appropriate compensation benchmarking peer group.

Finally, you will see that we are proposing Carol Willson as a new director to our board. If our shareholders confirm the nominated slate of 10 directors, we will have achieved our stated goal for gender diversity with three of our 10 directors being female.

On behalf of the Board of Directors,

“Rudi P. Fronk”

Rudi P. Fronk

Chairman and C.E.O.

May 16, 2022

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	ii
MEETING INFORMATION	1
PROXY SOLICITATION AND VOTING	1
Solicitation of Proxies	1
Appointment of Proxyholder	1
Voting By Proxy	2
Completion and Return of Proxy	2
Non-Registered Holders	2
Revocability of Proxy	4
Record Date	4
Voting Shares and Principal Holders of Voting Securities	4
BUSINESS OF THE MEETING	5
Financial Statements and Auditor’s Report	5
Election of Directors	5
Appointment of Auditor	7
Other Matters to be Acted Upon	7
Interest of Certain Persons in Matters to be Acted Upon	10
Other Matters	10
NOMINEES FOR ELECTION AS DIRECTORS	10
CORPORATE GOVERNANCE PRACTICES	17
Board of Directors	18
Board Mandate	20
Position Descriptions	21
Orientation and Continuing Education	21
Code of Business Ethics	22
Nomination of Directors	23
Audit Committee	25
Compensation Committee	25
Other Board Committees	27
Assessments	28
Term Limits and Other Mechanisms of Board Renewal	29
Policies Regarding Diversity in Board Membership and Executive Officers	29
Expectations and Accountability of Management	32
ESG (ENVIRONMENTAL, SOCIAL AND GOVERNANCE) RELATED REPORTING AND ACTIVITIES	32
EXECUTIVE COMPENSATION	35
Compensation Discussion and Analysis	36
Summary Compensation Tables	45
Incentive Plan Awards	47
Pension Plan Benefits	48

Termination and Change of Control Benefits	48
Director Compensation	48
Securities Authorized for Issuance Under Equity Compensation Plans	51
Indebtedness to Corporation of Directors and Executive Officers	52
ADDITIONAL INFORMATION	52
Interest of Informed Persons in Material Transactions	52
Management Contracts	52
Response to Shareholders	52
Information Relating to the Corporation	53
APPROVAL	53
APPENDIX 1 AMENDMENT TO ARTICLES	1
APPENDIX 2 POLICY STATEMENT ON DIVERSITY	I
APPENDIX 3 EQUITY INCENTIVE COMPENSATION PLANS	I

v

MANAGEMENT PROXY CIRCULAR

(Information as at May 12th, 2022, except as indicated)

MEETING INFORMATION

Type:	Annual General Meeting
Date:	June 29, 2022
Time:	4:30 p.m. Eastern Daylight Time
Place:	The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

This management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Seabridge Gold Inc. (the “Corporation”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Corporation, and at any adjournments thereof, to be held on June 29, 2022 at 4:30 p.m. (Eastern Daylight Time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained and compensated for that purpose. The cost of solicitation will be borne by the Corporation.

Registered shareholders and non-registered shareholders will be distributed proxy- related materials pursuant to the “notice-and-access” regime adopted by the Canadian Securities Administrators. It is anticipated that a notice with information about the notice- and-access process and voting instructions as well as a voting instruction form or proxy form will be distributed to registered and beneficial shareholders on or about May 24, 2022. The Corporation is providing only its registered shareholders and those shareholders with existing instructions on their account to receive a paper copy of the Corporation’s meeting materials with paper copies of this Circular.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will exercise the voting rights of a shareholder on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed as proposed proxyholders in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting By Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. Shareholders that return a proxy are not precluded from attending the Meeting in person (when the Corporation holds an in-person meeting).

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Registered shareholders may submit proxies by three different means; mail, telephone or internet. To submit a proxy by mail, return completed forms of proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 for receipt before the Meeting. The Corporation would appreciate it if shareholders submitted their proxies by no later than 4:30 p.m. (Toronto time) on June 27, 2022. To submit a proxy by telephone, on a touch tone phone dial 1-866- 732-8683. To submit a proxy using the internet, go to www.investorvote.com. Submitting proxies by mail or the internet are the only methods by which a shareholder may appoint a proxyholder other than the Management Proxyholders. Shareholders who wish to appoint a third party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) naming their proxyholder.

Non-Registered Holders

Only shareholders whose names appear on the records of the Corporation as the registered holders of common shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares, a bank, trust company, trustee or administrator of self- administered RRSP’s, RRIF’s, RESP’s, TSFA’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited for Canadian brokers and CEDE & Co., on behalf of The Depository Trust Company, for U. S. brokers, (any of them herein being a “Nominee”). If you purchased your shares through a broker or hold your shares in a brokerage account, you are likely a non-registered holder. In this Circular non-registered shareholders are sometimes referred to as “beneficial owners” of the Corporation’s shares.

In accordance with securities regulatory policies, the Corporation is distributing copies of the materials relating to the Meeting, specifically the Notice of Meeting, the Voting Instruction Form or Form of Proxy, and a Notice in the form required under the notice- and-access regime adopted by the Canadian Securities Administrators, to the Nominees or their agents for distribution to non-registered holders. The Corporation is not mailing directly to non-registered holders who are "non-objecting beneficial owners" and has forwarded the Meeting materials to the Nominees or their agents to do so. The Corporation intends to pay for Nominees to deliver the Meeting materials and Voting Instructions Form to the non-registered holders who are "objecting beneficial owners".

Nominees are required to forward these Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by non-US Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own voting instruction form, mailing procedures and provide their own return instructions. If you wish to have your shares voted by proxy, you should carefully follow the instructions from the Nominee in order that your common shares are voted at the Meeting.

Non-registered holders who wish to vote at the Meeting or wish to appoint a third party proxyholder, to represent them at the Meeting must submit their voting instruction form naming their proxyholder. (Non-registered holders may name themselves as proxyholder if they want to attend and vote their own shares.) If a non-registered holder through a United States Nominee wishes to attend and vote at the Meeting, the non-registered holder must first obtain a valid legal proxy from the holder’s Nominee. Follow the instructions from the Nominee included with these proxy materials, or contact your broker or bank to request a legal proxy form.

If you, as a non-registered holder, do not return the voting instruction form and hold your shares through a U.S. broker, your broker or other Nominee will vote your common shares on each matter at the Meeting for which it has discretionary authority. If you do not give instructions to your broker or other Nominee as to how to vote your shares, the broker has authority under New York Stock Exchange (“NYSE”) rules to vote those shares for or against “routine” proposals. Therefore, it is very important that non-registered holders instruct their broker, bank or other nominee how they wish to vote their shares. Brokers cannot vote on their client’s behalf on “non-routine” proposals for shareholders meetings. Under these rules, the election of directors is considered a “non- routine” proposal. The appointment of auditors for the 2022 fiscal year and the authorization of the directors to fix the compensation of the auditors are considered routine matters and brokers will be permitted to vote shares held for non-registered holders on these proposals. These rules apply to voting the Corporation’s common shares even though they are also listed on the Toronto Stock Exchange (“TSX”). If such broker votes common shares that are unvoted by its clients for or against a “routine” proposal, these shares are counted for the purpose of establishing a quorum at the Meeting and also will be counted for the purpose of determining the outcome of “routine” proposals. If such broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a routine proposal, a “broker non-vote” occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals. Common shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of common shares needed to approve the proposal.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. This revocation must be delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman at the Meeting or any adjournment thereof. A proxy may also be revoked in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

Record Date

The Board of Directors of the Corporation has fixed May 12th, 2022 (the “Record Date”) as the record date for the purpose of determining shareholders entitled to receive Notice of the Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

Voting Shares and Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of Preferred shares, issuable in series, of which 80,203,551 common shares were issued and outstanding and no Preferred shares were issued and outstanding as of May 12th, 2022. The holders of common shares are entitled to one vote for each Common share held.

Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution unless specifically stated otherwise. Each special resolution to be voted on at the Meeting must be passed by a majority of not less than two-thirds (66.67%) of the votes cast on the resolution.

To the knowledge of the directors and executive officers of the Corporation as of May 12th, 2022, the only persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation are as follows:

•	Pan Atlantic Holdings Ltd. owns 6,254,432 Common shares of the Corporation representing 7.8x% of the outstanding shares of the Corporation and FCMI Financial Corporation, which owns all of the shares of Pan Atlantic Holdings Ltd., owns 694,042 Common shares representing 0.9% of the outstanding shares of the Corporation. FCMI Parent Co., an affiliate of FCMI Financial Corporation owns 4,158,583 Common shares representing 5.2% of the outstanding shares of the Corporation. In addition, principals of the Friedberg Mercantile Group Ltd. and their foundations own 588,624 Common shares of the Corporation representing 0.7% of the Corporation’s outstanding shares. Pan Atlantic Holdings Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd.

BUSINESS OF THE MEETING

At the Meeting, the items of business described in the sections below will be placed before the shareholders.

Financial Statements and Auditor’s Report

The audited consolidated financial statements of the Corporation for the year ended December 31, 2021 (the “Financial Statements”) and the report of the auditor thereon will be placed before the Meeting. Approval of the shareholders is not required in relation to the Financial Statements or auditor’s report.

Election of Directors

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The shareholders have fixed the number of directors at nine and the Corporation presently has nine directors. The Corporate Governance and Nominating Committee conducted its annual assessment in respect of the Board’s composition and determined to seek a new nominee and considered Board diversity. The Committee undertook the search to identify candidates for a nomination as a director at the Meeting and determined it would identify women candidates before settling on the nominee. In recognition of the Corporation’s Policy Statement on Diversity, only women candidates were considered while the Corporation is aspiring to improve the gender mix of directors. On the recommendation of the Corporate Governance and Nominating Committee, the Board agreed that Carol Willson, who holds an MBA-Accounting from the University of Toronto, was the most qualified candidate for the Company’s needs. Ms. Willson is an experienced risk and internal audit consultant to a variety of corporations including several major public mining companies in her role as a leader during a 28 year career at Ernst & Young in internal audit reviews and transformations, fraud investigations, and consulting clients as well on capital projects, ESG and cyber security. In addition, she served 11 years on an independent school board, 3 years as Board Chair and as Chair of board committees on risk, the strategic plan, and nomination and governance, and as a member of the audit committee. Currently she works as an independent consultant.

At the Meeting shareholders will be asked to increase the number of directors of the Corporation to ten. Management of the Corporation proposes the following ten persons as its nominees for election as directors of the Corporation at the Meeting.

Trace Arlaud	Rudi Fronk

Eliseo Gonzalez-Urien	Richard Kraus

Jay Layman	Melanie Miller

Clement Pelletier	John Sabine

Gary Sugar	Carol Willson

If the nominees listed above are elected, the gender composition of the Board will include 3 women directors, making women directors 30% of all directors and 37.5% of the independent directors.

Shareholders will vote on directors individually, not by slate. The shareholders are being asked to fix the number of directors of the Corporation at ten and, assuming the shareholders fix the directors at ten and subject to the terms of the Majority Voting Policy of the Corporation described below, the ten director nominees with the highest number of votes will be elected at the Meeting.

Information concerning each of the nominees appears in this Circular under the heading “Nominees for Election as Directors”. Information regarding the Corporation’s corporate governance policies and practices and its executive compensation policies and payments to executive officers are also set forth in this Circular under the headings “Corporate Governance Practices” and “Executive Compensation”, respectively.

Majority Voting Policy

The Board of the Corporation, with the input of its Corporate Governance and Nominating Committee, works to ensure that nominees to the Board have backgrounds and expertise that reflect the needs of the Board, enabling it to discharge its functions, including through the operation of appropriately constituted committees. The Corporate Governance and Nominating Committee is tasked with ensuring that the Board has the collective capacity to oversee the various areas most relevant to the activities being undertaken by the Corporation at any particular time. However, the Board also wishes to be responsive to the input it receives from its shareholders with respect to the election of individual directors. To this end, the Corporation has adopted a majority voting policy for uncontested director elections.

Under the Corporation’s Majority Voting Policy, any nominee who receives a greater number of votes ‘‘withheld’’ than votes ‘‘for’’ will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance and Nominating Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Corporate Governance and Nominating Committee will be expected to recommend acceptance of the resignation absent exceptional circumstances. The Board of Directors will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered.

Appointment of Auditor

Shareholders will be asked to vote on the reappointment of KPMG LLP, of Suite 4600, 333 Bay Street, Toronto, Ontario, as Auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid the Auditor.

Auditor’s Fees

For the years ended December 31, 2021 and 2020, the Corporation paid the external auditor as detailed below:

	2021	2020
Audit fees	$430,970	$358,450
Audit related fees	Nil	Nil
Tax fees	Nil	$100,755
Other fees	Nil	Nil
Total	$430,970	$459,205

Other Matters to be Acted Upon

Amendment of Articles

The Corporation’s authorized capital consists of an unlimited number of Common shares and an unlimited number of Preferred shares, issuable in series, and only Common shares are presently outstanding. At the Meeting shareholders will be asked to vote on an amendment to the Articles of the Corporation to set forth in an attachment to the Articles the rights and restrictions attached to the Common shares of the Corporation as it has done with the Preferred shares. The rights and restrictions to be set forth in the Articles reflect the existing rights and restrictions attached to the Common shares. The purpose of the amendment is to comply with the requirements of the Canada Business Corporations Act related to the manner in which the rights and restrictions attached to the authorized classes of shares are set out in the Articles. Additional information regarding the amendment to the Articles is set forth in Appendix 1 to this Circular.

At the Meeting, shareholders of Seabridge will be asked to consider the following special resolution (the "Articles Amendment Resolution"):

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The Corporation be and is hereby authorized to amend the Articles of the Corporation to specify the rights, privileges, restrictions and conditions to the Common shares of the Corporation (the “Common Shares”) all as more particularly described in Appendix 1 of the Corporation’s management proxy circular dated May 12, 2022;

2.	The Corporation be and is hereby authorized to prepare and file articles of amendment with Corporation’s Canada to give effect to this special resolution;

3.	Notwithstanding that the foregoing resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation have the authority, without any further notice to, authorization of, or approval from, the shareholders of the Corporation to proceed or refrain from proceeding with the implementation of this special resolution in exercise of their business judgment; and

4.	Any one director or officer of the Corporation be and is hereby authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute and to deliver or cause to be delivered, all instruments and documents and to do, or cause to be done, all acts and things as, in the opinion of such one director or officer of the Corporation, may be necessary or desirable in order to fulfill the intent of the foregoing resolution."

The Board unanimously recommends that each shareholder vote FOR the Articles Amendment Resolution.

Increase in Shares Reserved under Security-Based Compensation Plans

Both of the Corporation’s Option Plan and RSU Plan have a fixed maximum number of Common shares issuable under them. The fixed maximum number of shares issuable must be approved by the shareholders and, before the Corporation can issue shares in excess of the Plans’ maximum, the Corporation must obtain shareholder approval of an increase in the maximum number of shares issuable. At the Corporation’s annual general meeting in 2019, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to create a single combined pool of shares from which it can grant either stock options or RSU’s as it sees fit at the time of grant. Since that approval, the Corporation has only granted RSU’s.

The Corporation presently has 1,424,444 shares reserved for issue under the Option Plan and the RSU Plan, collectively, representing 1.8% of the Corporation’s outstanding shares. There are presently 837,327 Common shares issuable under outstanding options of the Corporation and 44,000 Common shares issuable under outstanding RSUs, which leaves 543,117 Common shares reserved for future compensation awards. In order to ensure that the Corporation has a sufficient pool of Common shares to maintain competitive compensation for its personnel, the Corporation proposes to increase to the aggregate number of Common shares issuable under both Plans combined by 1,250,000 shares to 2,674,444 shares, representing 3.3% of the Corporation’s outstanding shares. The Corporation does not intend to grant any stock options in the future. Therefore, the intent is that all of the additional shares to be reserved for issue be issued under grants of RSUs under the RSU Plan. (Nonetheless, the wording of the Plans contemplates a combined number of shares under both Plans and so the form of the approval being sought is to increase the combined number.)

To increase the combined maximum number of Common shares by 1,250,000 shares, the Corporation proposes to make amendments to the Option Plan and the RSU Plan (collectively, the “Plan Amendments”) as follows:

1.	amend the Option Plan to increase the number of Common shares reserved for issuance under the Option Plan and all other security-based compensation arrangements of the Corporation, including the RSU Plan, as of June 29, 2022 to 2,674,444 shares;

2.	amend the RSU Plan to increase the maximum number of Common shares Seabridge is entitled to issue under the Plan, together with those Common shares reserved for issuance under any other established security-based compensation arrangement of the Corporation, including the Stock Option Plan, as of June 29, 2022, to 2,674,444 Common shares.

On May 16, 2022, the board of directors of the Corporation approved this amendment of the Plans, subject to shareholder approval of such the Plan Amendments. Accordingly, at the Meeting shareholders will be asked to pass a resolution in the following form:

“BE IT RESOLVED that:

(a)	the amendment of the Corporation’s Stock Option Plan to increase the number of Common shares reserved for issuance under the Option Plan and under all other security-based compensation arrangements of the Corporation as of June 29, 2022 by 1,250,000 shares to 2,674,444 shares is hereby approved; and

(b)	the amendment of the RSU Plan to increase the maximum number of Common shares Seabridge is entitled to issue under the RSU Plan, together with those Common shares reserved for issuance under any other established security-based compensation arrangement of the Corporation, including the Stock Option Plan, as of June 29, 2022, by 1,250,000 shares to 2,674,444 Common shares is hereby approved.”

Copies of the Option Plan and RSU Plan are available for review on the Corporation’s website at www.seabridgegold.com (and select the “Governance” tab under the heading “Company”).

The Board unanimously recommends that each shareholder vote FOR the resolution to amend the Option Plan and the RSU Plan set forth above.

There are no other matters to be acted upon at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein, no person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

NOMINEES FOR ELECTION AS DIRECTORS

The names of the nominees for election as directors of the Corporation and information concerning these nominees is set forth in the Table below. The Corporation does not have an executive committee. The Corporation is required to have an audit committee. The Corporation also has a Compensation Committee, a Corporate Governance and Nominating Committee, a Sustainability Committee and a Technical Committee. Members of these committees of the Board are as set out in the table below. The information regarding Committees and Committee membership is presented in the Table below for 2021. The information in the table below is provided as of May 12, 2022 except where expressly stated otherwise.

TRACE ARLAUD **COLORADO, USA**	• CEO of IMB Inc. since 2019 • Director of Mass Mining (specializing in caving operations), JDS Energy and Mining, 2017 -2019 • Senior Project Manager, McIntosh Engineering, 2010-2017		
Director Since: June, 2021		Independent	
SECURITIES HELD AT MAY 12, 2022			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value ($) of Shares and RSUs**
4,000	-	4,000	84,720
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 12, 2022**
-	-	-	-
SEABRIDGE BOARD AND BOARD COMMITTEES (2021)		2021 MEETING ATTENDANCE	
• Board of Directors • Corporate Governance & Nominating C'ttee • Technical Committee		4/4 1/1 1/1	100% 100% 100%
2021 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
30,979,258	99.44%	173,017	0.56%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS	
Global Atomic Corp. Imdex Limited		• Health and Safety Committee	
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES	
-		-	

RUDI P. FRONK **COLORADO, USA**	• Chairman and Chief Executive Officer, Seabridge Gold • Co-founded Seabridge in 1999, and acting CEO since • Over 35 years of experience in the gold industry, as a senior officer and director of publicly traded companies		
Director Since: October 1999		Non-independent	
SECURITIES HELD AT MAY 12, 2022			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value ($) of Shares and RSUs**
1,160,000 directly 30,000 indirectly	-	1,190,000	25,204,200
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 12, 2022**
150,000	15.46	December 12, 2023	858,000
100,000	13.14	December 14, 2022	804,000
SEABRIDGE BOARD AND BOARD COMMITTES (2021)		2021 MEETING ATTENDANCE	
• Board of Directors		7/7	100%
2021 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
31,064,693	99.72%	87,582	0.28%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS	
Paramount Gold Nevada Corp.		• Compensation Committee (Chair) • Technical Committee	
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES	
-		-

ELISEO GONZALEZ-URIEN OREGON, USA	• Retired as Senior Technical Advisor, Seabridge Gold in 2013 and as Senior Vice President, Placer Dome Inc. in 2001 • From 1989 through 2001 Mr. Gonzalez-Urien held various executive positions with Placer Dome Inc. including Senior Vice President of the parent company and President of Placer Dome Exploration Inc.		
Director Since: January 2006		Independent	
SECURITIES HELD AT MAY 12, 2022			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value ($) of Shares and RSUs**
127,765	-	127,765	2,706,063
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 12, 2022**
18,000	15.46	December 12, 2023	102,960
20,000	13.14	December 14, 2022	160,800
SEABRIDGE BOARD AND BOARD COMMITTEES (2021)		2021 MEETING ATTENDANCE	
• Board of Directors		7/7	100%
• Compensation Committee (Chair)		2/2	100%
• Corporate Governance & Nominating C'ttee		2/3	67%
• Technical Committee		2/2	100%
2021 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
30,612,838	98.27%	539,437	1.73%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS	
Paramount Gold Nevada Corp.		Technical Committee	
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES	
-		-	

RICHARD C. KRAUS COLORADO, USA	• From 1981-1997, served in various senior roles (CEO, COO and CFO) of Echo Bay Mines • Executive Chairman of The RMH Group Inc. since 2001		
Director Since: December 2013		Independent	
SECURITIES HELD AT MAY 12, 2022			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value ($) of Shares and RSUs**
71,000	-	71,000	1,503,780
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 12, 2022**
18,000	15.46	December 12, 2023	102,960
20,000	13.14	December 14, 2022	160,800
SEABRIDGE BOARD AND BOARD COMMITTEES (2021)		2021 MEETING ATTENDANCE	
• Board of Directors		7/7	100%
• Audit Committee (Chair)		4/4	100%
• Compensation Committee		2/2	100%
• Corporate Governance & Nominating C'ttee		3/3	100%
2021 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
30,807,709	98.89%	344,566	1.11%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS	
-		-	
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES	
-		-

JAY LAYMAN **WYOMING, USA**	• President and Chief Operating Officer, Seabridge Gold since June 2011 • Independent Consultant (President of Tactical and Strategic Advisory Services LLC), August 2010 to February 2011 • Vice President Solutions and Innovation, Newmont Mining Company from May 2007 to August 2010		
Director Since: June 2012		Non-Independent	
SECURITIES HELD AT MAY 12, 2022			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value ($) of Shares and RSUs**
33,400		33,400	707,412
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 12, 2022**
-	-	-	-
SEABRIDGE BOARD AND BOARD COMMITTEES (2021)		2021 MEETING ATTENDANCE	
• Board of Directors • Sustainability Committee		7/7 2/2	100% 100%
2021 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
30,779,506	98.80%	372,769	1.20%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS	
Star Royalties		• Compensation Committee • ESGN Committee	
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES	
-		-	

MELANIE MILLER **COLORADO, USA**	• General Manager, Hemlo Operations at Barrick Gold 2017 to 2018 • Vice President, Supply Chain Management at Barrick Gold 2014 to 2018 • Vice President, Supply Chain Management at Newmont 2011-2014		
Director Since: June 2020		Independent	
SECURITIES HELD AT MAY 12, 2022			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value ($) of Shares and RSUs**
11,900	-	11,900	252,042
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 12, 2022**
50,000	17.72	December 19, 2023	173,000
SEABRIDGE BOARD AND BOARD COMMITTEES (2021)		2021 MEETING ATTENDANCE	
• Board of Directors • Sustainability Committee (Chair) • Technical Committee		7/7 2/2 2/2	100% 100% 100%
2021 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
31,045,365	99.66%	106,910	0.34%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS	
Highland Copper Company Inc.		• Governance Committee • Safety Environment & Social Responsibility Committee	
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES	
-		-

<table>
<tr><td colspan="2">CLEM PELLETIER
BRITISH COLUMBIA, CANADA</td><td colspan="2">• Process Chemist, Technical Consultant for Sustainability, Environment, Health & Safety, since 2014
• Director, BQE Water Inc. since June 2000; Advisor, Black & Veatch Engineering & Construction Group, 2016 to present
• Advisor, BHP ICM Dam Advisory Group, Sep. 2018 to Dec 2020
• Senior Technical Advisor at ERM, Sep. 2012 to 2017</td></tr>
<tr><td colspan="2">Director Since: June 2018</td><td colspan="2">Independent</td></tr>
<tr><td colspan="4">SECURITIES HELD AT MAY 12, 2022</td></tr>
<tr><td>Shares</td><td>RSUs</td><td>Total Shares and RSUs</td><td>Total Value ($) of Shares and RSUs</td></tr>
<tr><td>18,000</td><td>-</td><td>18,000</td><td>381,240</td></tr>
<tr><td>Options</td><td>Exercise Price ($)</td><td>Expiry Date</td><td><b>Market Value ($) of Options at May 12, 2022</td></tr>
<tr><td>18,000</td><td>15.46</td><td>December 12, 2023</td><td>102,960</td></tr>
<tr><td>50,000</td><td>16.94</td><td>October 11, 2023</td><td>212,000</td></tr>
<tr><td colspan="2">SEABRIDGE BOARD AND BOARD COMMITTEES (2021)</td><td colspan="2">2021 MEETING ATTENDANCE</td></tr>
<tr><td colspan="2">• Board of Directors
• Sustainability Committee
• Technical Committee (Chair)</td><td>7/7
2/2
2/2</td><td>100%
100%
100%</td></tr>
<tr><td colspan="4">2021 ANNUAL MEETING VOTING RESULTS</td></tr>
<tr><td colspan="2">Votes in Favour</td><td colspan="2">Votes Withheld</td></tr>
<tr><td>31,098,948</td><td>99.83%</td><td>53,327</td><td>0.17%</td></tr>
<tr><td colspan="2">CURRENT PUBLIC COMPANY DIRECTORSHIP</td><td colspan="2">CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS</td></tr>
<tr><td colspan="2">-</td><td colspan="2">-</td></tr>
<tr><td colspan="2">OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS</td><td colspan="2">OTHER PUBLIC COMPANY BOARD COMMITTEES</td></tr>
<tr><td colspan="2">BQE Water Inc.</td><td colspan="2">• Audit Committee
• Technical Committee (Chair)
• Nominating & Compensation Committee</td></tr>
<tr><td colspan="2">Newmont Goldcorp</td><td colspan="2">• Audit Committee</td></tr>
<tr><td colspan="2">Goldcorp Inc.</td><td colspan="2">• Technical Committee (Chair)
• Audit Committee
• Governance & Nominating Committee</td></tr>
</table>

<table>
<tr><td colspan="2">JOHN SABINE
ONTARIO, CANADA</td><td colspan="2">• Retired in 2020 as Legal Counsel, Bennett Jones LLP, with extensive experience in mining, corporate reorganization, securities, financing, and M&A in Canada and internationally</td></tr>
<tr><td colspan="2">Director Since: June 2014</td><td colspan="2">Independent</td></tr>
<tr><td colspan="4">SECURITIES HELD AT MAY 12, 2022</td></tr>
<tr><td>Shares</td><td>RSUs</td><td>Total Shares and RSUs</td><td>Total Value ($) of Shares and RSUs</td></tr>
<tr><td>22,000 directly
19,600 indirectly</td><td>-</td><td>41,600</td><td>881,088</td></tr>
<tr><td>Options</td><td>Exercise Price ($)</td><td>Expiry Date</td><td><b>Market Value ($) of Options at May 12, 2022</td></tr>
<tr><td>18,000</td><td>15.46</td><td>December 12, 2023</td><td>102,960</td></tr>
<tr><td>20,000</td><td>13.14</td><td>December 14, 2022</td><td>160,800</td></tr>
<tr><td colspan="2">SEABRIDGE BOARD AND BOARD COMMITTEES (2021)</td><td colspan="2">2021 MEETING ATTENDANCE</td></tr>
<tr><td colspan="2">• Lead Director, Board of Directors
• Audit Committee
• Corporate Governance & Nominating C'ttee (Chair)</td><td>7/7
4/4
2/3 (Recused for conflict for 1 meeting)</td><td>100%
100%
100%</td></tr>
</table>

JOHN SABINE (CONTINUED)			
2021 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
23,465,927	75.33%	7,686,348	24.67%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS	
Osisko Green Acquisitions Limited		• Lead Director • Audit Committee (Chair)	
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES	
Barkerville Gold Mines Ltd		• Audit Committee	
Falco Resources Ltd.		• Compensation Committee • Finance Committee • Nominating & Corporate Governance C'ttee • 2018 Special Committee (Chair)	
Meridian Mining UK S		• Non-Executive Chair • Audit Committee • Compensation Committee	
North American Nickel Inc.		• Non-Executive Chair	

GARY SUGAR ONTARIO, CANADA	• Retired in 2012 as a Managing Director at RBC Capital Markets • Former Director, Stillwater Mining Co., Osisko Mining Corp. and Romarco Minerals Inc.		
Director Since: June 2016		Independent	
SECURITIES HELD AT MAY 12, 2022			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value ($) of Shares and RSUs**
31,500	-	31,500	667,170
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 12, 2022**
18,000	15.46	December 12, 2023	102,960
20,000	13.14	December 14, 2022	160,800
SEABRIDGE BOARD AND BOARD COMMITTEES (2021)		2021 MEETING ATTENDANCE	
• Board of Directors • Audit Committee • Compensation Committee • Corporate Governance & Nominating C'ttee		7/7 4/4 2/2 3/3	100% 100% 100% 100%
2021 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
30,769,251	98.77%	383,024	1.23%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT BOARD COMMITTEE MEMBERSHIPS	
NorZinc Ltd.		• Audit Committee & Nominating Committee	
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES	
-		-

Except as set forth at the bottom of this section, to the knowledge of the Corporation, no proposed director:

(a)	is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity;

(b)	is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the foregoing, an "Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Gedex Systems Inc. (“Gedex”), a Canadian private company of which Rudi P. Fronk and Eliseo Gonzalez-Urien were non-executive chairman and a director, respectively, was subject to an application made by FCMI Parent Co. to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in respect of Gedex, among others, pursuant to an Initial Order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 12, 2019. The Court subsequently granted a CCAA Termination Order on December 5, 2019 pursuant to which the Court approved the termination of the CCAA proceedings effective at the date and time on which Zeifman Partners Inc, as monitor (the “Monitor”) filed a Discharge Certificate with the Court. On December 23, 2019, the Monitor filed the Discharge Certificate with the Court.

Nautilus Minerals Inc. (“Nautilus”), a Canadian reporting issuer of which Jay Layman was a non-executive director, filed for and was granted creditor protection under the CCAA. Mr. Layman and the other independent directors of Nautilus resigned on March 29, 2019 prior to Nautilus being delisted from the TSX on April 3, 2019. By order made August 13, 2019, the Supreme Court of British Columbia sanctioned and approved a plan of compromise, arrangement and reorganization dated July 23, 2019 pursuant to which Deep Sea Mining Finance Ltd., as buyer, acquired certain assets from Nautilus.

CORPORATE GOVERNANCE PRACTICES

National Policy 58-101 sets out certain reporting requirements for issuers concerning their corporate governance practices. In response to the requirements, the Corporation reports the following with respect to its practices.

Board of Directors

Independence

In 2021, the Corporation had nine directors, seven of whom it considered to be independent (a director who is independent of management is free from any interest or any business or any other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings); Trace Arlaud; Eliseo Gonzalez- Urien; Richard C. Kraus; Melanie Miller, Clem Pelletier; John Sabine; and Gary Sugar.

 At the Meeting, management proposes that the Board be increased to ten and that the additional position on the Board be filled by Carol Willson, who is also independent. The Chairman and CEO, Rudi P. Fronk, and the President and COO, Jay Layman, are not considered to be independent due to their positions as officers. Accordingly, 78% of the directors are independent before the meeting (and, if all nominated directors are elected, 80% of the directors will be independent after the meeting).

Meetings of Independent Directors

In March, 2021, the Corporation adopted the practice of holding an in camera session at end of each Board Meeting at which only independent directors are present. This provides an opportunity for regular, open and candid discussion amongst all independent directors as corporate decisions are being made and facilitates the exercise of independent judgment by the independent directors.

Until March, 2021, the Corporation’s Corporate Governance and Nominating Committee (the “Governance Committee”) was made up of all of the independent directors and thereafter it was made up of five independent directors. The Governance Committee has a mandate to meet formally at least once a year without non-independent directors or management to review governance matters for the Corporation. The Governance Committee’s work places emphasis on ensuring that independent directors have the information and resources required to meet their responsibilities and provides a mechanism for informed direction from independent directors and collaborative oversight of management. The Governance Committee met three times formally during the Corporation’s most recently completed financial year.

Independence of Chair

The Chairman is not independent due to his position as CEO of the Corporation. In August, 2021, the Corporation appointed John Sabine as Lead Director. John Sabine, who practiced corporate law for over 45 years, is also the Chair of the Governance Committee. The Lead Director’s role and responsibilities is to act as the independent leader of the Board and includes, amongst other things, the following:

(a)	Ensuring that the Board functions independently of management and providing leadership to the Board in circumstances where the Chair has (or may be perceived to have) a conflict of interest.

(b)	Ensuring the interests of shareholders are duly represented in Board deliberations and that due consideration is also given to the interests of stakeholders.

(c)	Consulting with the Chair regarding the agenda and ultimately approving the agenda and associated materials for Board meetings. The Lead Director may add items to the agenda in his/her discretion.

(d)	Consulting with the Chair regarding the generation of the Corporation’s annual objectives. The Lead Director, with the recommendation of the Corporate Governance and Nominating Committee, may add items to the Corporation’s annual list of objectives in furtherance of the Board’s oversight of, and recognizing the significance of such objectives in the determination of, compensation awards.

(e)	Engaging with other independent directors to identify matters for discussion during in camera sessions of the independent directors.

(f)	Authority to call meetings of the independent directors or of the Board.

(g)	Debriefing the Chair on decisions reached and suggestions made at meetings of independent directors or during in camera sessions.

(h)	Facilitating communication between the independent directors and the Chair, including by presenting the Chair’s views, concerns and issues to such directors and raising with the Chair, as appropriate, views, concerns and issues raised by the directors.

(i)	Overseeing the annual Board and individual directors evaluation process.

(j)	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate.

(k)	Authority to retain independent advisors on behalf of the Board as the Board or independent directors may deem necessary or appropriate.

The full content of the Lead Director’s Role and Responsibilities is available for review on the Corporation’s website (www.seabridgegold.com and select the “Governance” tab under the heading “Company”).

Board processes are designed and managed to ensure that committees are given the resources to arrive at independent conclusions. The Governance Committee also considers the relationship of the independent directors to management and whether or not, in their view; (i) they have provided sufficient direction to management, and (ii) this direction has been followed appropriately. The Board’s composition supports the independent work of the Corporation’s committees by ensuring that committees consist of directors with experience in the disciplines required for the performance of their mandates which have open access to information from management. Three key committees in this respect are the Technical Committee, which assesses the Corporation’s engineering and geological programs and monitors results, the Sustainability Committee, which establishes policies and goals and monitors performance of the Corporation on matters relating to environmental, social and governance, and the Audit Committee. These committees have a depth of experience equivalent to that of management.

Attendance

During the fiscal year ended December 31, 2021, the Corporation held 7 directors’ meetings. All directors were at all meetings. When appropriate, directors are excluded from portions of some meetings in order to facilitate discussions among independent or non-conflicted directors.

Other Directorships

The following directors of the Corporation are also directors of other public companies as of the date of this Circular: Rudi Fronk and Eliseo Gonzalez-Urien are directors of Paramount Gold Nevada Corp., in which the Corporation owns shares and is the holder of a 10% net profits interest in one of its development projects; Trace Arlaud is also a director of Global Atomic Corp. and Imdex Limited, Jay Layman is also a director of Star Royalties; Melanie Miller is also a director of Highland Copper Company Inc., John Sabine is also a director of Osisko Green Acquisition Ltd. and Gary Sugar is also a director of NorZinc Ltd.

Board Mandate

The Board’s formally approved mandate is as follows:

The Corporation's Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs. Under its governing statute (the Canada Business Corporations Act), the Board is required to carry out its duties with a view to the best interests of the Corporation. The Board specifically recognizes its responsibility for the following areas.

(a)	considering the interests of the shareholders and other stakeholders in all significant decisions affecting the Corporation and ensuring that developments affecting the Corporation are appropriately communicated to shareholders and the public;

(b)	reviewing and approving corporate objectives, goals and strategies with a view to enhancing shareholder value and promoting a responsible and positive presence of the Corporation within the communities in which it operates;

(c)	reviewing and approving the Corporation’s annual strategic goals, budgets and work plans and monitoring the Corporation’s performance with reference thereto;

(d)	identifying principal risks to the Corporation and implementing actions to mitigate the risks of the Corporation’s current and proposed activities;

(e)	reviewing significant operational and financial issues as they arise and providing direction to management on these matters;

(f)	acting diligently to ensure that the Corporation fulfills its legal and regulatory requirements; and

(g)	evaluating the effectiveness of senior management and establishing their compensation.

Position Descriptions

The Corporation has developed positions descriptions for the Chairman and CEO, the Lead Director and the Chairs of each Board committee. In general, it is the responsibility of the Chairman of the Board, the Lead Director and the Chairs of the committees to ensure that the formally approved mandates of the Board and its committees are fulfilled. The Chairman and CEO has the responsibility for:

(a)	developing the Corporation’s business plan and longer-term strategy;

(b)	managing the day-to-day business of the Corporation in order to achieve the corporate goals established by the Board, including overseeing the execution of the Corporation’s business plan by its management;

(c)	representing the Corporation to the public;

(d)	complying with the Corporation’s By-Laws, policies and mandates and the laws and regulations governing business conduct; and

(e)	ensuring that the Corporation’s Board is advised of all material matters affecting the Corporation so as to enable the Board to fulfill its mandate.

Orientation and Continuing Education

In addition to possessing current knowledge in their own areas of expertise, new directors are expected to understand our corporate philosophy and the operations of the Corporation’s business. New directors are offered an opportunity to meet with individual employees and directors for briefings and are also encouraged to visit the Corporation’s major properties. New directors are asked to review the Board Mandate and Committee Charters, the Corporation’s governance policies, its Manual of Corporate Policies and Practices and minutes of recent meetings.

The Board has no formal policy for providing continuing education to its directors. All directors are invited twice a year to attend a lengthy briefing by the entire senior management team on the current operations, plans and challenges of the Corporation at each of its projects. The Company has joined, and made each of its directors members of, the Institute of Corporate Directors (ICD) in Canada and the National Association of Corporate Directors (NACD) in the United States of America. Through the ICD and NACD the Board is informed on an ongoing basis of issues relevant to performing their role as directors, including corporate governance issues and developments. The ICD and NACD also offer courses for director education and certification and the Corporation has funded the participation of several of its directors in such courses. Individual directors also attended online conferences and webinars offered by The Practising Law Institute and by numerous law firms and public accounting firms in Canada and the United States. Publications, advisories from regulators and the advice of counsel and auditors are regularly provided to directors for their review. Directors are selected for their expert knowledge of different aspects of the mining industry gathered over decades of working in the industry, and the Corporation supports them in their efforts to continuously update their knowledge of their specific areas of expertise through their involvement in the industry and participation in other educational opportunities.

Code of Business Ethics

The Corporation has adopted a Manual of Corporate Policies and Practices which includes a Code of Business Ethics. The Manual is posted on the Corporation’s website (www.seabridgegold.com, select the “Governance” tab under the heading “Company”) and is provided to all directors, officers and employees upon starting work for the Corporation and recirculated annually for review. The Governance Committee is responsible for the content of the Manual and updates it periodically as the Corporation’s governance and legal requirements evolve. The Code was last amended in May, 2021 and a copy of the Code is also available on the SEDAR and EDGAR websites. The Code includes a provision addressing compliance with laws, including anti-corruption laws.

The Board does not formally monitor compliance with the Code. The CEO is responsible for reporting to the Chairman of the Audit Committee and to the Board any infractions of which he is aware. No such infractions were reported to the Board in 2021. The Manual includes a Whistleblower Policy to provide a mechanism that facilitates anonymous reporting of breaches of the Code, amongst other things, which also specifies that the Corporation is disallowed from retaliating against any person who makes a report under the Whistleblower Policy in good faith. No reports by whistleblowers were made pursuant to the Policy in 2021.

The Code contains a specific provision for dealing with a director’s conflicts of interest, mandating that directors make immediate and full disclosure of a conflicting interest to the Board. After disclosure, the Board takes appropriate steps in respect of Board approvals of any material contract or transaction in which a director has a conflicting interest, including by having the director recuse himself or herself from discussion and refrain from voting on the matter. These procedures help to ensure that the Board is able to make an informed, independent decision free of influence by the conflicted director.

In addition to including a Code of Business Ethics, the Manual of Corporate Policies and Practices includes the following policies: (i) Communications and Disclosure Policy, (ii) Insider Trading Policy, (iii) Policy on Recoupment of Incentive Compensation, (iv) Community Sponsorship and Donation Policy, (v) Workplace Employment Policy, (vi) Policy Statement on Diversity, (vii) Environmental Policy, (viii) Health and Safety Policy, and (ix) Whistleblower Policy.

Nomination of Directors

The Governance Committee meets annually to assess the directors’ effectiveness and the effectiveness of each of its committees, including the size of the Board and whether or not it has the expertise required to perform its duties of oversight properly. As part of the annual performance evaluation of the effectiveness of the directors and Board committees, the Committee will consider the balance of skills, experience, independence and knowledge on the Board and, in recent years, has begun considering the diversity of the Board in accordance with its Policy Statement on Diversity. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds.

The Governance Committee considers Board composition, including the skills, backgrounds and experience of the directors. As part of its assessment of Board composition, the Governance Committee generated a list of the areas of expertise that are important for effective governance of the Corporation and produces a matrix of the skills possessed by the current directors, which is updated annually. The matrix is useful in identifying the skills needed when recruiting future nominees. While each director is not expected to have skills in every category, there should be sufficient experience and skills collectively to enable the Board to manage the Corporation and provide strategic guidance and support to management. The following table sets out the skills and experience of each director nominee.

BOARD SKILLS MATRIX

Director	Financial[1]	M&A2	Industry Knowledge[3]	Technical Mining[4]	Govern- ment Relations[5]	Governance[6]	Human Resources[7]	Sustain- ability[8]	Manage- ment[9]
Trace Arlaud			X	X		X	X	X	X
Rudi P. Fronk	X	X	X	X	X	X	X	X	X
Eliseo Gonzalez- Urien	X		X	X			X		X
Richard C. Kraus	X	X	X	X	X	X	X	X	X
Jay Layman	X	X	X	X		X	X	X	X
Melanie Miller	X		X			X		X	X
Clem Pelletier	X	X	X	X	X	X		X	X
John Sabine	X	X	X			X			X
Gary Sugar	X	X	X	X		X
Carol Willson	X	X	X			X	X	X	X

Notes:

(1)	Understands: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)	Understands: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post- business continuation; and (iii) general legal requirements in mergers and acquisitions (“M&A”).
(3)	Understands the mining industry and in particular where we have assets and the associated risks (including price and currency volatility, future growth, global supply, capital access, social license to operate and productivity).
(4)	Understands: (i) exploration activities; (ii) geology; and (iii) project development.
(5)	Understands: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).
(6)	Understands: (i) the requirements/process for oversight of Management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies in Canada and the United States.
(7)	Ability to: (i) review management structure for small-to-mid size organizations; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.
(8)	Understands: (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) and has experience in community relations, rights of indigenous peoples, and stakeholder involvement.
(9)	Ability to: (i) plan, operate and control various activities of a business; (ii) experience as a senior officer; and (iii) facilitate growth of the operations and stakeholder value.

When a vacancy opens on the Board or the Governance Committee determines that additional skills are needed on the Board, the Governance Committee has responsibility for identifying and recommending new director nominees. Collectively, the Board has numerous contacts in the industry and the Governance Committee generally canvasses the directors for suggestions for new candidates for Board nomination who have expertise in the area(s) identified through its review of the skills matrix. Once a list of candidates is established the Governance Committee engages in a review of candidates, including interviews. After it completes its review of the Corporation’s needs and the potential candidates willing to stand for election, the Governance Committee then makes its recommendation of the nominee(s) to the Board. The Board decides on the director nominees to place before the shareholders.

Audit Committee

The Audit Committee, comprised of three independent directors, was established to fulfill the Board’s oversight responsibilities in reviewing and overseeing: (i) the integrity and adequacy of the Corporation’s financial statements reporting, (ii) the effectiveness of the Corporation’s internal controls over accounting, computer systems, cybersecurity and financial reporting, (iii) the accounting policies and procedures adopted by management, (iv) the Corporation’s compliance with legal and regulatory requirements related to financial reporting, (v) the independent auditor’s qualifications and independence, and (vi) assessing the performance of the Corporation’s financial management and of the independent auditor.

In addition to reviewing the quarterly and annual financial statements and the accompanying Management Discussion and Analysis and making recommendations to the Board, the Committee considers the areas of financial risk affecting the Corporation and assesses the effectiveness of managements responses thereto. It reviews significant accounting policies and estimates including issues related to asset valuations and liabilities, commitments and contingencies, and litigation, claims or other contingencies, including tax assessments. Among the other duties and responsibilities enumerated in the Audit Committee Charter, the Committee reviews the cyber security risk exposure and the policies, procedures, and mitigation plans in place to protect the security and integrity of the Corporation’s information and data.

The Committee meets with the independent auditors quarterly and receives reports of their findings including an annual report on their audit of the year end financial statements. The Committee reviews and approves the annual Audit Plan, the audit and non-audit services and the related work fees, and recommends the appointment of the auditors to the Board. An in camera session with the auditors occurs without management at each meeting of the Committee.

The Audit Committee Charter was revised on March 22, 2022, to update the process and procedures of the Committee, confirm and refine its duties and responsibilities including the addition of oversight on cyber security risks. The full content of the Audit Committee Charter is available on the Corporation’s website (www.seabridgegold.com and select the “Governance” tab under the heading “Company”).

Compensation Committee

The Compensation Committee undertakes an annual review of compensation for officers and directors and makes recommendations to the Board. The process is described in greater detail in this Circular under the heading “Executive Compensation – Compensation Analysis and Discussion”. The process in 2021 and before involves the Chairman and CEO and the President and COO providing the Compensation Committee with a report in November of each year on the Corporation’s progress in the year towards achieving its objectives, which includes information on compensation of officers at comparator companies and suggestions for bonuses, restricted share unit (“RSU”) grants and adjustments to annual salaries, if any, for the Corporation’s officers and employees other than themselves. The Compensation Committee works with the list of comparable companies, which are selected on the basis of size and stage of development in the mining industry, in order to ensure that the comparison is relevant with respect to roles, responsibilities and requirements imposed upon officers. Compensation for these comparable companies is obtained from public sources. After its review, the Compensation Committee then makes recommendations to the Board in respect of bonuses, RSUs and adjustments to salary of all directors and officers and a final determination is made by the Board. The Compensation Committee attempts to compensate its officers and directors within the range established by its group of comparable companies after considering both cash compensation (salaries and bonuses) and equity-based compensation.

The Compensation Committee consists entirely of independent directors.

The formally approved mandate of the Compensation Committee is as follows:

(a)	On an annual basis, review the total compensation of the President and COO, the Chairman and CEO, the Chief Financial Officer and Vice President(s) (collectively, the “Executives”) against their performance, mandates and objectives and make recommendations on their compensation to the Board.

(b)	On an annual basis, review the compensation of the independent directors against corporate performance and make recommendations on their compensation to the Board;

(c)	Review the performance of the Executives individually, as a team member in their areas of work, and the performance of the Corporation as a whole against the achievement of corporate objectives, and, approve and recommend to the Board for confirmation all grants of equity-based compensation including options and RSUs to all directors and officers; ensure the proper administration of the Corporation’s options and RSU programs in conformity with the Corporation’s Option Plan and Restricted Share Unit Plan;

(d)	On an annual basis, review the Corporation’s overall hiring and compensation practices with reference to industry norms and peer companies and recommend to the Board the adoption of any changes in compensation policies including base salary, long and short term incentive plans, and any benefit plans;

(e)	On an annual basis, review and approve the selection of peer companies for benchmarking compensation; and

(f)	On an annual basis, review and approve the disclosure in the Corporation’s management proxy circular of all compensation and incentive payments recommended and options and RSUs granted in the most recently completed financial year.

The Corporation had not retained an outside compensation consultant or advisor in respect of its compensation practices up to the end of 2021. In 2022 the Corporation has engaged an outside compensation consultant with experience in advising companies on matters of board and executive compensation in the mining industry, and with pressure on compensation driven by demands for executive and operational talent in the industry, the independent third party will provide important additional assistance to the Corporation.

Other Board Committees

In addition to the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee, the Corporation has a Technical Committee and a Sustainability Committee.

Technical Committee

The Technical Committee was established in furtherance of the Corporation’s commitment to adopt industry leading practices in the exploration (including estimating and disclosing mineral reserves), development, operations and promotion of a healthy, safe, and environmentally and socially responsible work environment. The Technical Committee is made up of three independent directors and has the authority to investigate the activities of the Corporation and its subsidiaries in respect of adherence to such leading practices, including to retain advisors to assist in its investigations. The Committee’s primary responsibilities are to:

(a)	provide advice, counsel and recommendations to management in respect of these areas, including case-specific review of development projects and adoption of best practices by management; and

(b)	assist the Board in its oversight of (i) these areas in relation to the Corporation; (ii) the Corporation’s compliance with policies, procedures and standards relating to these areas; and (iii) management of risks related to these areas.

The Technical Committee meets with management twice a year and receives an extensive briefing on the Corporation’s activities, with a meeting in the first half setting forth proposed activities for the year and a meeting in the fourth quarter reviewing completed activities. As part of its work, it reviews risk exposures of the Corporation.

Sustainability Committee

In recognition of the growth in demand for companies generally to act with greater consideration for the interests of all stakeholders affected by the Corporation’s activities and to publicly report on the actions they are taking to reflect such consideration, the Corporation formed a Sustainability Committee in March, 2021. The Sustainability Committee was established in furtherance of the Corporation’s commitment to matters relating to sustainability and to environmental, social and governance (“ESG”) risks, corporate social responsibilities and other relevant public policy matters. The Sustainability Committee is made up of three directors, two of which are independent directors and has the authority to investigate the activities of the Corporation and its subsidiaries in respect of sustainability and ESG matters, including to retain advisors to assist in its investigations. The Committee’s primary responsibilities are to:

(a)	provide advice, counsel and recommendations to management in respect of sustainability and ESG matters, including case-specific review of development projects and adoption of best practices by management;

(b)	consult with other Committees of the Board in respect of sustainability and ESG matters that affect their mandates;

(c)	monitor the performance of the Corporation compliance with the procedures and standards in these areas and the management of related risks; and

(d)	oversee reporting by the Corporation in respect of sustainability and ESG matters.

As part of its role, the Sustainability Committee will recommend immediate and long- term plans and strategies in support of the achievement of sustainability and ESG goals, and from these recommend annual goals, metrics and targets for the Corporation. The Sustainability Committee will also conduct a review of the Corporation’s performance against these goals, metrics and targets. The Committee’s work led to the publication of the Corporation’s inaugural Sustainability Report in the fourth quarter of 2021 which reports on the 2020 – Q3 2021 period.

Corporate Governance and Nominating Committee

In addition to its responsibilities with respect to Board nominations and the other functions it serves as described above, the mandate of the Governance Committee outlines guidelines and responsibilities for corporate governance elements of its function, including specifying that the Governance Committee:

(a)	considers, develops and monitors the corporate governance procedures of the Board in compliance with the Corporation’s policies and applicable law;

(b)	advises the other Board committees of corporate governance issues applicable to their work;

(c)	maintains the Corporation’s Manual of Corporate Policies and Practices; and

(d)	has authority to retain independent advisors and unfettered access to personnel and corporate records.

Assessments

The Governance Committee, currently consisting of five independent directors, meets at least annually to assess the effectiveness of the Board. The process for assessing directors is discussed above under “Nomination of Directors”.

Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors. During the Governance Committee’s annual review of the Board’s effectiveness the directors are to consider the adequacy of the composition of the Board, the effectiveness of directors and whether it collectively has the expertise in the various areas it determines are important for the Corporation’s business at the time. Where changes are considered appropriate, the directors identify new director nominees and recommend that those nominees be elected by shareholders. The Corporation has seen regular turnover in directors in recent years, with the average tenure of directors of six years, four new directors having joined the Board in the past five years and the proposed addition of a fifth new independent director. The Corporation believes its approach to Board renewal has been effective and reflects that formal mechanisms of Board renewal, such as term limits, are not necessary at this time.

Policies Regarding Diversity in Board Membership and Executive Officers

In May, 2021 the Corporation approved amendments to its written Policy Statement on Diversity including the identification and nomination of women directors. The Policy is annexed as Appendix 2 to this Circular.

Diversity Goals

The Corporation is of the view that Board membership and the employment of executive officers should be based on merit and remains committed to selecting the best qualified persons to the Board and as officers. To be effective, Board members must possess the qualities, skills and experience required for the Board to fulfil its obligations to all stakeholders. The Board has identified diversity as one of several factors to be considered in nominating or appointing its members and executive officers. For the purposes of Board and executive officer composition, "diversity” includes, but is not limited to, gender, visible minorities, indigenous peoples, sexual orientation, gender identification, people with disabilities, and age.

The Board recognizes that diversity in experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations and to the management of the Corporation’s operations. In addition, an appropriately diverse Board and management will include members who collectively have the broad range of specific skills, industry and professional experience required for the Board and management to meet its varied responsibilities in the overall direction of the Corporation. Board appointments and executive officers’ employment and promotion will be made based on the abilities, skills and experience the Corporation requires from time to time, while recognizing that more diversity of Board and management composition is intended to create a more effective Board, management and workplace. The Corporation believes that the promotion of diversity will be furthered by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic except the percentage of women on the Board and in management. The Corporation has set a goal of 30% women directors by its AGM in 2023 and 30% women executive officers by 2025.

The Governance Committee reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. This Committee also oversees the conduct of the annual review of the Board's effectiveness. In reviewing the Board's composition, the Committee will take into consideration recommendations from the Sustainability Committee with regard to diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a nominee in order to maintain an effective Board. In identifying suitable candidates for appointment to the Board, the Governance Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board's composition. As part of the annual performance evaluation of the effectiveness of the Board and Board committees, the Governance Committee will consider the balance of skills, experience, independence and knowledge on the Board and the diversity of the Board. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Diversity Implementation

In 2021 the Corporation increased the number of women on its Board from one to two. This year the Governance Committee determined that the functioning of the Board could be improved by the addition of someone with detailed knowledge of financial reporting together with operations experience. Bearing in mind the Corporation’s goal to have a Board of Directors made up of 30% women, the Committee sought out qualified women candidates for nomination to the Board with strong skills in this area and other complementary skills and no males. Five candidates were contacted, three underwent an interview process with members of the Committee and one was selected. In addition, in 2021, the Corporation undertook a hiring process for an additional executive in which it focused on qualified women candidates to improve the number of women executives working for the Corporation, with the result that the number of women executives of the Corporation increased from one to two.

The Governance Committee initiated the formation of the Sustainability Committee in 2021 which, among other things, will advise the Governance Committee on implementation and monitoring the progress in achieving diversity in the Corporation. The Corporation also engaged an external independent advisory firm to review and recommend actions required to comply with ESG issues including the implementation of diversity policies as discussed below in the Section entitled “Additional Details Regarding Environmental, Social And Governance Related Policies And Activities”.

Of the current nominees for election to the Corporation’s Board of Directors, three of the ten (30%) are women and amongst the independent directors three of eight (37.5%) are women.

Amongst the executive officers of the Corporation (including officers that are also directors), two of twelve (16.67%) is a woman and one of twelve (8.33%) is a member of a Canadian indigenous group.

Although the Corporation has not yet reached its goals for the percentage of women executive officers, it will have achieved its goals for percentage of women directors well ahead of the 2023 target if all nominees are elected to the Board at the Meeting. The Corporation’s performance since January 1, 2019, when it had no women directors or executive officers, demonstrates that it is making significant progress towards its goals.

The Corporation is committed to a workplace environment where personnel are treated with dignity, fairness and respect, and have equal employment opportunities, free of discriminatory practices and illegal harassment. The Corporation’s Workplace Employment Policy, which is set forth in its Manual of Corporate Policies and Practices, states that “The Company is committed to the removal of employment-related barriers which may inhibit the recruitment and retention of women, persons with disabilities, members of visible minorities and Aboriginal persons.”

The Governance Committee will review its Policy Statement on Diversity at least annually, and earlier if it determines it is necessary.

Expectations and Accountability of Management

The directors’ access to information relating to the operations of the Corporation, through membership on the Board of Directors of two key members of management and, as necessary, the attendance by other members of management at the request of the Board, are key elements to the effective and informed functioning of the Board of the Corporation. Each of the Board Committees, in discharging their functions have open access to management and corporate records as requested. Each year the Technical Committee holds a meeting at which management presents the work programs for the year and a second meeting with management to review the results of the work programs and all directors are invited to attend. Quarterly financial reports are provided to all directors which reconcile actual to budgeted expenditures. In addition, since 2004 the Corporation’s auditors have undertaken formal reviews of quarterly financial statements. This review includes a meeting between the Board’s Audit Committee and the auditors. The Board believes that a formal review by the auditors is a useful way to assure shareholders of management’s accountability.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Corporation is implementing a risk management system and reports to the Board on the identified risks and proposed measures to eliminate, reduce or otherwise manage these risks. The Board is confident that the Corporation's management responds ably to this expectation.

ESG (ENVIRONMENTAL, SOCIAL AND GOVERNANCE) RELATED REPORTING AND ACTIVITIES

In December, 2021 the Corporation published its inaugural Sustainability Report detailing its approach, efforts and progress in respect of environment, social and governance (“ESG”) matters and integrating sustainability into all aspects of the Corporation’s business. The report was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board (SASB) Metals and Mining Industry Standards and the Global Reporting Initiative (GRI) Standards, as well as metrics designed for the Corporation by its sustainability consultant. The reporting period for the Sustainability Report is January 1, 2020 to September 30, 2021. The Sustainability Report may be reviewed by selecting the “Governance” tab under the heading “Company” on the Corporation’s website, www.seabridgegold.com. The Corporation will publish a Sustainability Report annually and presently intends to publish the Sustainability Report in respect of 2021 in September, 2022.

The Sustainability Report presents the Corporation’s approach to sustainability and the process it followed in preparing the Report. As the inaugural report, it summarizes the Corporations fundamental values and how ESG concepts form part of how the Corporation conducts its business and it includes information regarding each of the

Corporation’s Projects and its activities at these Projects during the reporting period. The Report then speaks to the Corporation’s efforts and progress in each of the environment, social and governance areas relevant to the Corporation. As an exploration company with most of its properties in northern Canada, the central focuses of its ESG efforts relate to building strong relationships with indigenous groups in the areas of our Projects and following, and planning project development to incorporate, responsible environmental practices.

In addition to generating the Sustainability Report, the Corporation has been building internal processes and reporting to establish transparency of ESG outcomes and is developing longer-term goals and targets. The goals and targets focus on commercial engagement with indigenous groups, environmental stewardship, greenhouse gas emissions and diversity.

As part of the process of examining its governance policies and procedures to generate the Sustainability Report, the Corporation considered and adopted improvements to its governance practices, including updating and revising existing policies and procedures and adopting new policies. The Corporation’s website includes more detailed information regarding the Corporation and its governance. In particular, the following documents referred to above may be reviewed by selecting the “Governance” tab under the heading “Company” on the Corporation’s website.

•	Board Mandate
•	Lead Director Role and Responsibilities
•	Majority Voting Policy
•	Audit Committee Charter
•	Compensation Committee Charter
•	Corporate Governance and Nominating Committee Charter
•	Sustainability Committee Charter
•	Technical Committee Charter
•	Position Descriptions
•	Manual of Corporate Policies and Practices, which includes:
o	Code of Business Ethics
o	Communications and Disclosure Policy
o	Insider Trading Policy
o	Policy on Recoupment of Incentive Compensation
o	Community Sponsorship and Donation Policy
o	Workplace Employment Policy
o	Discrimination, Bullying, Harassment & Violence Policy
o	Sustainability Policy
o	Policy Statement on Diversity
o	Environmental Policy
o	Health and Safety Policy
o	Whistleblower Policy

In 2022 the Governance Committee’s work to advance the Corporation’s policies and practices has continued. The Audit Committee Charter has been amended to include cybersecurity as part of its mandate. The target date for achieving 30% women directors on the Board was accelerated from 2025 to the date of its AGM in 2023. The Corporation has also been developing a risk management system to identify, prioritize and focus efforts on addressing risks of the Corporation’s business. The Committee has also been examining compensation related governance policies, such as minimum equity ownership by management, caps on director compensation and say-on-pay votes but formal policies have yet to be adopted. In early 2022 the Corporation hired a compensation consultant to make recommendations in respect of the appropriate group of peer companies for benchmarking of compensation paid to the Corporation’s executives and other compensation metrics and to review and make recommendations in respect of compensation policies and practices.

The Corporation’s annual objectives are set forth in its Annual Report to Shareholders, along with its report in respect of progress on the previous year’s objectives, and these reports are also available on its website by selecting the “Financials & Reports” tab under the heading “Investors”. There is some brief information within the presentation of, and report on, its objectives about certain of the Corporation’s environmental initiatives, including its reclamation activities at the historic Johnny Mountain Mine site, and community initiatives, including with respect to developing positive relationships with indigenous groups and promoting participation of indigenous groups in employment, contracting and supply for its Canadian projects.

Most of the Corporation’s development activities are focused on its KSM Project. To facilitate informing the public in the region of the KSM Project on the details of the KSM Project, its activities, approach to the Project and its community relations programs, the Corporation has established a website, separate from its corporate website, focused just on KSM Project matters. This allows people who are only interested in the Project to have direct access to this information without having to navigate through the corporate website to find KSM Project specific information. This website, www.ksmproject.com, includes much more information on the Corporation’s activities on environmental and social matters.

In particular, the Corporation has included on the KSM Project website comprehensive disclosure of the Environmental Assessment and Permitting process required to obtain approvals from the Government British Columbia and the Canadian Federal Government. The detailed discussions include, to the extent possible, integration of the indigenous consultation on the process. To understand and address concerns of Alaskans, the Corporation worked extensively with Alaskan State and US Federal regulators (EPA, DOI, NOAA, Fish and Wildlife Service) during more than 85 meetings and interactions during the Environmental Assessment process. The website also includes all the comments on and the Corporation’s responses from public consultations and screening of the Environmental Assessment. The reports of the independent Geotechnical Review Board, the Best Available Technology (BAT) Report and details of actions taken to build a social license with the communities affected by the KSM Project, are also recorded there. In connection with advancing its KSM Project, the Corporation has entered into impacts and benefits agreements with the Nisga’a Nation and the Tahltan Nation and an environmental agreement with the Gitanyow Nation.

In addition, the Corporation has been studying ways of advancing its development plans for the KSM Project to reduce the carbon footprint of the proposed Project. Its most significant efforts have been to revise its development plans, with co-operation from BC Hydro, to build and operate its KSM Project with as high a percentage of hydro-electric generated power as possible to reduce the Project’s future greenhouse gas emissions.

EXECUTIVE COMPENSATION

For the purposes of this Circular:

(a) “Chief Executive Officer” or “CEO” of the Corporation means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(b) “Chief Financial Officer” or “CFO” of the Corporation means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(c) “executive officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, who is performing a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d) “Named Executive Officer” or “NEO” means:

(i)	a CEO;
(ii)	a CFO;
(iii)	each of the three most highly compensated executive officers of the Corporation, including its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(iv)	each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

(e) “Option Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and

(f) “Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Role of the Compensation Committee

The Corporation’s compensation policies are established and monitored by the Board of Directors as a whole, recognizing that compensation, especially to senior officers, must be directly related to board-approved strategies and objectives. The Compensation Committee is responsible for annually reviewing the Corporation’s compensation arrangements with its executive officers and making recommendations to the Board.

The planning process begins late in the fiscal year with Board deliberation of the corporate objectives and strategies to be pursued in the ensuing year in order to improve shareholder value. These objectives and strategies specifically relate to increasing the value of the Corporation in the long term; they are approved and fully disclosed in the Corporation’s annual report along with an explicit review of the extent to which the previous year’s objectives were achieved. In January, budgets are reviewed and approved by the Board to support the board-approved objectives and strategies. At the end of the year, the Compensation Committee considers performance of the Corporation against the objectives previously set for the year then ending. A review of compensation for directors and officers at comparator companies is also undertaken. Comparator companies are those in the same business and at a similar stage, of similar size and in which the configuration of the business and the responsibilities of directors and officers are also similar. The Compensation Committee also receives input from the Chairman and CEO and the President and COO in order to arrive at its evaluation of performance against objectives at key positions and to obtain their assessment of the competitive issues which could affect retention of key personnel. The Compensation Committee then makes a formal recommendation to the Board for adjustments to base pay and for bonuses, option grants and restricted share units, if any. The Board makes final determinations and may exercise its discretion.

When reviewing the compensation of the executive officers, the Compensation Committee considers the following objectives: (i) the recruitment and retention of the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the senior executive officers’ total compensation package and making proposals to the Board, reviewing and advising on stock option and restricted share unit (“RSU”) related issues, including recommendations on specific option or RSU grants and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives of the Corporation.

In 2021 the Corporation adopted a Policy on Recoupment of Incentive Compensation, sometimes called a “clawback policy”, as a further measure to reduce compensation risk and protect shareholder interests. This Policy authorizes the Board, acting on recommendation of the Compensation Committee, to recoup amounts of incentive compensation in situations of a restatement in financial results or reserve or resource estimates under the conditions described in the policy. Another measure the Board is implementing in 2022 to reduce compensation risk and ensure significant alignment of executive interests with the interest of shareholders, is the adoption of a policy that the NEOs hold equity of the Corporation in an amount equivalent to twice their base annual salary and directors hold equity (including RSUs) of the Corporation in the amount equivalent to their annual retainer and RSU grant. Parties would have three years to achieve this goal from the later of the date of the start of their service, or for executives from the date of becoming an NEO, or the date the Corporation implements the requirement. The Corporate Governance Committee would establish the method of calculation for the determination of the actual value of securities held based upon the last trading day on the TSX each year. When the threshold ownership is reached there would not be a requirement to acquire additional equity should the share value decrease year over year.

Compensation Philosophy

All employees of the Corporation receive compensation based on market value for the type of role they perform. Additional consideration is given to internal pay equity and performance. The compensation payable to employees has consisted of four elements: base salary; bonuses paid upon performance of the individual and the business; RSUs that vest based on the achievement of corporate objectives or after specified time periods have elapsed; and long-term incentives by way of the grant of stock options in accordance with the policies of the TSX and the Corporation’s Stock Option Plan. However, since 2018 the Company has not issued stock options to executives, so RSUs have become the only means of providing security-based compensation to executives. Up to the end of 2021, the Corporation did not provide sponsored or defined pension or retirement plans. Employees have been expected to provide for their own retirement and to obtain their own advice in making such arrangements.

In awarding compensation, the Compensation Committee compares the compensation it awards its NEOs with that of companies similar to the Corporation during the relevant year. The companies are all mining companies within a reasonable range of the market capitalization of the Corporation and its stage of development. Companies used for comparison purposes at the end of 2021 included NovaGold Resources Inc., Pretium Resources Inc., Sabina Gold and Silver Corp., Osisko Mining Inc., Lundin Gold Inc., Victoria Gold Corp. and Northern Dynasty Minerals Ltd. The Corporation has observed that the peer group of companies selected by the proxy advisory firms has varied substantially from the group used by the Corporation and, in 2022 engaged advisors on executive and director compensation to advise on selection of the appropriate peer group of companies for benchmarking the Corporation’s compensation.

When awarding incentive compensation, in the form of bonuses and RSUs, incentive compensation is awarded in relation to the extent to which various groups within the Corporation have contributed to the achievement of, or been responsible for the failure or delay in the achievement of, the plans established in the budget process that is driven by the specific objectives. Objectives have been expressed in terms of the completion of certain discrete tasks, as opposed to metrics involving increasing or decreasing stated performance measures, which the Corporation believes is appropriate for an exploration and development stage mineral resource business and helps to foster a team approach to achieving objectives. In addition, as the Corporation executes the planned work programs for a year, frequently the details of the programs are changed when it is in the interests of the Corporation to do so. Accordingly, incentive awards also take into consideration performance in respect of planned programs, as amended over the course of the year.

Base Salary

In the Compensation Committee’s view, paying base compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer (including each of the NEOs) is determined by an assessment by the Compensation Committee of each executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Corporation and the level of competition for qualified people filling the roles needed by the Corporation.

Upon conducting an industry analysis at the end of 2021, it was determined that the Corporation's base salary levels are at similar levels or slightly above those of its comparators, but that additional compensation is well below. Salaries of the Chairman and CEO, the President and COO, the Vice President, General Counsel and Corporate Secretary and the Vice President, Environment and Social Responsibility had been increased at the end of 2020 and certain of the other vice presidents received salary increases in 2019. The Compensation Committee recommended an increase only to the salary of the Vice President, Environment and Social Responsibility’s salary be increased in recognition of her performance and to better align it with the salaries of the other vice presidents.

Incentive Compensation

The Corporation awards incentive compensation in the form of bonuses and RSUs on the basis on the achievement of corporate objectives. By December, 2021, five of the Corporation’s eight objectives for 2021 were met during 2021 or on track for being met in early 2022 and two of the objectives were met in part with the unfinished the work being carried over into 2022. During 2021, the Corporation:

1.	Continued to progress in strengthening social license with Treaty and First Nations and local communities in the areas of the KSM, Iskut, 3 Aces and Courageous Lake. In 2021, the Corporation also implemented a social media program to strengthen information sharing and engagement with local Indigenous and non-indigenous communities

2.	Collected the data necessary to be in a position to complete an updated Preliminary Feasibility Study (“PFS”) incorporating Snowfield into the greater KSM project. The updated PFS is scheduled for completion in June, 2022.

3.	Conducted a follow-up drill test at Iskut for a gold/copper porphyry deposit below the gold and copper mineralization discovered in the 2020 program although the initial drill hole diverted from its intended course and resulted in the drill hole encountering the margins of a porphyry hydrothermal system. Follow-up drilling is planned for 2022.

4.	Continued the reclamation and closure of the Johnny Mountain Mine in cooperation with the Tahltan Nation and BC regulators

5.	Undertook field activities at 3 Aces including geophysical surveys, drill hole relogging and surface confirmation of structural interpretation. Since the Corporation did not receive the necessary permits for drilling, the initial drill program to confirm our geologic model that was planned for 2021 is now scheduled for 2022.

After year-end, the Corporation:

6.	Completed its 3rd drill program at Snowstorm in Nevada in March 2022, continuing to target a Getchell/Twin Creeks style deposit. Results are pending.

7.	Achieved its perennial objective of increasing gold ownership per common share by way of accretive resource additions from acquisitions and/or continued exploration at our projects with the announcement, in April 2022, of updated resource estimates at its Mitchell and East Mitchell (formerly Snowfield) from drilling and test work conducted in 2021.

The eighth objective was to complete a joint venture agreement on the KSM project with a suitable partner on terms advantageous to Seabridge. In early 2021, the prices of gold and copper had improved substantially and, particularly with the addition of the East Mitchell (formerly Snowfield) deposit, renewed activity had begun in respect of a potential partner for KSM. Desktop due diligence was undertaken in 2021 by potential partners but the COVID-19 pandemic restrictions resulted in potential partners not being able or willing to travel to site. In addition, potential partners are waiting to see the results of the technical study by the Corporation now underway that incorporates the East Mitchell deposit into the KSM Project. The Corporation in anticipating increased activity after the updated KSM technical study is completed and available for review.

Bonuses

As detailed above, bonuses are performance based and are determined by personal performance, team performance and/or Corporation performance. Bonus levels are related to the level of position of the executive officer with the Corporation and base salary.

The Board ultimately has the discretion to award compensation absent the attainment of objectives or to alter the bonus amounts recommended by the Compensation Committee but is only likely to exercise this discretion in ways that are consistent with the Corporation’s compensation philosophy.

With 5 objectives achieved or on course for being achieved and two additional objectives achieved in part, the Corporation considered it had another successful year. However, the extent of the exploration drilling at Iskut, Snowstorm and 3 Aces was less than set forth in the programs planned for the year for various reasons, including weather challenges, permitting delays and technical issues with drilling. Given these issues, having paid bonuses of 30% of salary to non-director executive officers in 2020 and 2019, the Board agreed with the recommendation of the Compensation Committee that bonuses in respect of 2021 be 25% of salary to non-director executive officers. and its Chairman and CEO and its President and COO were awarded cash bonuses of 77% and 46.7% of salary, respectively, down from 100% and 52.5%, respectively in 2020.

Restricted Share Units

In late 2013 the Corporation adopted a Restricted Share Unit Plan (the “RSU Plan”) as a more direct means of achieving greater share ownership by its non-director officers and other employees. Stock options proved to be a somewhat ineffective means of compensating and motivating employees during the years of adverse market conditions for mining companies from 2012 to 2016, particularly non-director employees, who have met or exceeded their objectives only to see their options expire without realizing value. Options incur a significant non-cash expense when granted, reflecting their value in a volatile environment, but this expense is not recaptured when the options expire unexercised and corporate expense levels may therefore appear to be overstated. As options are granted with an exercise price at or above the market price at the time of grant, the number of optioned shares required to achieve a particular compensation effect is likely to be considerably greater than would be the case with a grant of RSUs, resulting in potentially greater share dilution. As Seabridge continues to measure its performance in terms of reserves and resources per share, the Corporation exercises considerable care to restrain share dilution and therefore has moved to grants of RSUs in recent years for all employees. The terms of the Corporation’s RSU Plan and additional details regarding the RSU Plan are set forth in Appendix 3 to this Circular.

Since the adoption of the RSU Plan, it has become much more common for companies to compensate their directors with RSUs, for all of the reasons the Corporation adopted the RSU Plan cited above. In 2019, the shareholders of the Corporation approved the amendment of the RSU Plan to make directors eligible to receive RSU grants. Since 2019 directors have been granted RSUs in each year but no stock options. The Corporation intends to continue granting RSUs to directors going forward and expects only to make stock option grants in limited circumstances.

The RSUs granted under the plan will vest upon the achievement of corporate objectives or after a specified time period has elapsed. RSU’s serve as short term (maximum of two years) compensation, depending on the vesting criteria imposed by the Board. When determining the number of RSUs to be granted to a director or officer, the Compensation Committee takes into account the duties and seniority of the person, the performance of the person and the person’s contributions to the success of the Corporation in the year.

These successes and the scale of cash bonuses were factors that the Compensation Committee considered prior to their approval of RSU compensation in December 2021. For the same reasons it cited in making cash bonus awards, the Board decided to award RSUs to executive officer’s in an amount equal to approximately 25% of their annual salary (30% was paid in 2019 and 2020), except that: (i) it granted a larger RSU award to its Vice President, Environment and Social Responsibility for her efforts in managing COVID 19 restrictions at the Corporation’s projects in addition to her regular responsibilities; and (ii) the exploration team was awarded RSUs in an amount equal to 15% of salary in relation to their performance in executing exploration drill programs. The Chairman and CEO and the President and COO were awarded RSUs in an amount equal to 65% of salary and 40% of salary, respectively.

All RSUs that it granted vest on completion of ongoing drilling at the Snowstorm Project, one of the objectives for 2021 that was on course for being achieved in early 2022.

Long-Term Incentives

The Corporation has provided long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX. Any options granted permit executive officers to acquire common shares at an exercise price at or above the closing market price of such shares at the time of grant of the option. The objective of granting options is to offer the directors, officers and employees the opportunity to directly benefit from increases in the Corporation’s share price over a longer period of time, typically five years, which effectively aligns the financial interests of directors, officers and employees with the long-term interests of the Corporation and its shareholders. The Corporation has only granted stock options to one person since December, 2018, instead choosing to provide share based compensation to directors, officers and employees in RSUs due to RSUs being able to achieve the same compensation effect with less dilution. This was, in part, also in response to shareholder feedback in respect of the grant of options by comparison to a grant of RSUs. The terms of the Corporation’s Stock Option Plan and additional details regarding the Stock Option Plan are set forth in Appendix 3 to this Circular.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options previously granted to the executive officer. The Compensation Committee considers option compensation granted by similar companies to executives with similar responsibilities, comparing such option grants on the basis of the percentage they represent of total shares outstanding rather than the absolute number of such options. Options granted to the directors, including officers who are directors, were made subject to specific vesting requirements, which have included Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives. The options granted to directors in 2018 and 2019 were subject to vesting on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation. In previous years, options granted to the other NEOs were made subject to time-based vesting. However, the Compensation Committee recognised that option-based compensation for non-director officers is far below comparator companies and to address this in part additional options were granted in 2018 to non-director officers that were subject to vesting on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation.

Other Compensation

The Corporation provides no compensation to its NEOs other than Base Salary, Bonuses, RSUs and Long-Term Incentives in the form of stock options as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s stock option plan and RSUs granted pursuant to the Corporation’s restricted share unit plan.

Assessment of Risks of Compensation Policies and Practices

The Board has considered the implications of the risks associated with the Corporation’s compensation policies and practices. In general, the Board believes that these risks are lessened by the fact that the Corporation is not a producing company and therefore there is not an incentive to boost operating performance to meet short term goals at the expense of long term profitability. The Corporation does not have an active program to invest in financial instruments and does not reward management based on the returns on its financial resources. Directors receive regular cash reconciliations against approved budgets to ensure that expenditures are not being diverted from Board-approved goals to other riskier programs.

Three Board initiatives have been taken to reduce the risk of compensating officers in a manner that increases the risks of officers taking inappropriate or excessive risks or acting in their own best interests to achieve greater compensation instead of in the interests of the Corporation. First, the Corporation has a long-standing policy of imposing vesting requirements to ensure that there is little or no incentive to choose short term performance of the Corporation’s shares over the longer-term development of the Corporation. Vesting requirements for directors and senior officers have been directly tied to achieving long term goals or vest over several years.

Second, the Board recognizes that the goals which it uses to assess compensation for most senior officers have an important technical component. One of the fundamental metrics that is a focus of the Corporation is the number of resource and reserve ounces of gold per share. Another example is that bonuses have been paid in recognition of the completion of favorable engineering studies, for increased resources at the KSM Project and for conclusion of an agreement with an aboriginal group. It is important for the Board to be comfortable that incentives for achieving such objectives are not jeopardizing the quality of work performed or the safety and well-being of employees. In the case of estimates of resources and reserves, these are typically prepared by independent consultants whose fees do not vary with the number of ounces of resources or reserves estimated by them. As another check on the validity of technical work, the Board has established a Technical Committee with the mandate and resources to review independently the quality of work performed and the Corporation’s procedures and practices, including the prudence of the models and assumptions underlying estimates. The Board expects this committee to mitigate compensation risks in connection with the Corporation’s long term technical goals.

Third, the Corporation has adopted a Policy on Recoupment of Incentive Compensation, often called a clawback policy, under which the Board is authorized to recoup from an executive officer amounts of incentive compensation if:

(a)	incentive compensation was based upon (i) reported financial results subsequently made subject to restatement, or (ii) reported reserves or resources subsequently deemed to be overstated and requiring material reduction;

(b)	the basis for the award of compensation in (a) above resulted from the executive officer having been grossly negligent or engaged in intentional or fraudulent acts that necessitated the restatement or reduction;

(c)	the incentive compensation paid to the executive officer would have been lower had the financial results or reserves or resources been accurately stated.

The amount of incentive compensation that may be recouped is the amount paid in excess of the amount that would have been paid had the financial results or reserves or resources been accurately stated.

The Corporation, its NEOs and directors do not engage in the purchase of financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

Performance Graph

The following graph illustrates the Corporation’s cumulative total shareholder return over the five most recently completed financial years of the Corporation for a $100 investment in the Corporation’s common shares made on December 31, 2016 (being the start of such five year period). For comparative purposes, the cumulative total returns for a $100 investment over the same time period of the S&P/TSX Composite Index (the “S&P/TSX Index”), the S&P/TSX Global Gold Index (the “S&P/TSX Gold Index”) and the SPDR Gold Trust are also provided. Since the other comparative investments are priced in Canadian dollars, the points in the graph below reflect the value of the shares of the Corporation on the TSX and the value of the units of the SPDR Gold Trust at the relevant date converted into Canadian dollars at the US$:CAD$ exchange rate on the relevant date in order to isolate the return to holding ounces of gold from fluctuations in the exchange rate. The S&P/TSX Gold Index figures and the S&P/TSX Index figures used in the graph include the reinvestment of dividends.

Over the five year period, a $100 investment in the Corporation’s common shares would have increased in value to $189.31 as compared to an increase to $161.34 for the S&P/TSX Composite Index, an increase to $159.83 for the S&P TSX Composite Gold Index and an increase to $147.27 for the SPDR Gold Trust. Over the same time period, the Corporation’s salary compensation to the named executive officers has increased modestly, mainly due to increased responsibilities for executives or increases to keep salaries competitive relative to comparators, and bonus payments have increased, mainly because bonuses were reduced during the earlier years due to more difficult financial market conditions and lower cash balances. As outlined in this Circular, the Corporation awards salaries and bonuses that are competitive to officers in comparable positions in comparator companies and has tied bonus compensation to the achievement of corporate objectives. The in-the-money value of stock option compensation, the component of executive compensation that is tied to share price performance, has grown over the period but this is due to increases in share price which have also benefitted shareholders to a comparable extent.

Share-Based and Option-Based Awards

The Corporation’s Restricted Share Unit Plan is being and will be used to provide RSUs which are granted in consideration of the duties and seniority of the officer, the performance of the officer and the officer’s contributions to the success of the Corporation. This is presently the principal way in which share based compensation is paid to executive officers. The Corporation also has a Stock Option Plan which has been and may be used to provide share purchase options as a long-term incentive, which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. In determining the number of RSUs or options to be granted to the directors and officers, the Board of Directors, with recommendations of the Compensation Committee, takes into account the number of RSUs and options, if any, previously granted to each director or officer, and the exercise price of any outstanding options, to ensure that such grants closely align the interests of the directors and officers with the interests of shareholders.

Compensation Governance

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Corporation, including option-based and share-based awards, through recommendations to the Board. Compensation policies are established by the Board. When new senior officers are hired the Committee analyses compensation by comparison to compensation paid by comparator companies to executives with similar responsibilities. The process followed by the Corporation in its annual review of compensation is described above under “Role of the Compensation Committee” and the responsibilities, powers and operation of the Compensation Committee are described below under “Disclosure of Corporate Governance Practices - Compensation”. No compensation consultant or advisor was at any time in 2021 retained to assist the Board of the Compensation Committee in determining compensation.

In 2021, the Corporation’s Compensation Committee was made up of Eliseo Gonzalez- Urien, Richard Kraus and Gary Sugar, all of whom are independent directors. Each has substantial mining industry experience in the hiring, evaluation and compensation of management level personnel.

The chairman of the Compensation Committee, Mr. Gonzalez-Urien, as President of Placer Dome Exploration Ltd., was directly responsible for the compensation practices of a large, multi-national company subsidiary. In addition, Mr. Gonzalez-Urien serves on the compensation committee of another publicly traded, precious metal company. Between 1981 and 1997 Mr. Kraus served in various senior executive roles (including CEO, COO and CFO) of Echo Bay Mines, a major gold mining company that was acquired by Kinross Gold Corporation in 2003. Mr. Kraus is currently Executive Chairman of The RMH Group, Inc., a privately owned engineering consulting firm with more than 100 employees. These roles have given him extensive experience in compensation matters. Mr. Sugar has served on the compensation committees of other publicly traded precious metal companies.

Summary Compensation Tables

The following table (presented in accordance with National Instrument Form 51-102F6 – “Form 51-102F6”) sets forth all direct and indirect compensation in Canadian dollars provided to the Corporation’s Named Executive Officers, for each of the Corporation's most recently completed financial years. The Named Executive Officers of the Corporation are Rudi Fronk, Christopher Reynolds, Jay Layman, Bruce Scott and Peter Williams.

NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards (2) ($)	Option- Based Awards (3) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive	Long- term Incentive Plans
					Plans(4)
Rudi P. Fronk	2021	814,775(1,7)	593,040	Nil	626,750	Nil	Nil	Nil	2,034,565
Chairman &	2020	670,750(1)	705,600	Nil	670,750	Nil	Nil	Nil	2,047,100
CEO	2019	663,450(1)	336,800	Nil	530,760(5)	Nil	Nil	Nil	1,531,010
Christopher	2021	350,000	95,310	Nil	87,500	Nil	Nil	Nil	532,810
J. Reynolds	2020	350,000(9)	191,520	Nil	105,000	Nil	Nil	Nil	646,520
Vice President,	2019	300,000	97,672	Nil	90,000	Nil	Nil	Nil	487,672
Finance and
CFO
Jay S.	2021	564,075(1,8)	254,160	Nil	263,235	Nil	Nil	Nil	1,081,470
Layman	2020	536,600(1)	302,400	Nil	281,715	Nil	Nil	Nil	1,120,715
President and COO	2019	530,760(1)	269,440	Nil	431,243(6)	Nil	Nil	Nil	1,231,443
C. Bruce	2021	450,000(10)	105,900	Nil	112,500	Nil	Nil	Nil	668,400
Scott VP,	2020	350,000	289,800	Nil	105,000	Nil	Nil	Nil	744,800
General Counsel and	2019	350,000	107,776	Nil	105,000	Nil	Nil	Nil	562,776
Corporate Secretary
Peter D.	2021	376,050(11)	105,900	Nil	94,013	Nil	Nil	Nil	575,963
Williams	2020	402,450(11)	126,000	Nil	120,735	Nil	Nil	Nil	649,185
Senior VP, Technical	2019	398,070(11)	121,248	Nil	119,421	Nil	Nil	Nil	638,739
Services

(1)	The Chairman and CEO and the President and COO are also directors but do not receive fees for acting in their capacity as a director.
(2)	The Corporation calculated the grant date fair value of the RSUs granted in 2019-2021 based on the market price of the Corporation’s shares on the date of the grant. The fair value of the grants is being amortized over the expected service periods estimated based on a weighted average probability assumption on the achievement of corporate objectives, linked to the vesting criteria.
(3)	There were no options’ grants in 2019 to 2021.
(4)	The Corporation pays a discretionary annual bonus as part of its compensation to executive officers and the amounts in this column reflect the bonus amounts that were paid or payable in the specified year.
(5)	The bonus award reported in 2019 for Mr. Fronk included a bonus of US$150,000 in respect of performance in 2018 but not payable until 2019.
(6)	The bonus award reported in 2019 for Mr. Layman included a bonus of US$125,000 in respect of performance in 2018 but not payable until 2019
(7)	In 2021, the salary of Rudi Fronk increased from US$500,000 to US$650,000. Changes in salary in 2019 and 2020 are due to the change in the CDN$:US$ exchange rate
(8)	In 2021, the salary of Jay Layman increased from US$400,000 to US$450,000. Changes in salary in 2019 and 2020 are due to the change in the CDN$:US$ exchange rate
(9)	In 2020, the salary of Christopher Reynolds increased from $300,000 to $350,000.
(10)	In 2021, the salary of Bruce Scott increased from $350,000 to $450,000.
(11)	The salary of Peter Williams is payable in US Dollars. The changes in salary shown for 2019, 2020 and 2021 in the table above is solely a result of the change in the CDN$:US$ exchange rate (his salary in US$ did not increase).

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Named Executive Officers. The Corporation grants share-based awards to its non-director NEOs in the form of RSUs under its RSU Plan.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercis ed In-The- Money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not vested (2) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed
Rudi P. Fronk	150,000	15.46	December 12, 2023	816,000	28,000	585,200	NIL
	100,000	13.14	Dec. 14, 2022	776,000
Christopher J. Reynolds	25,000	15.46	December 12, 2023	136,000	4,500	94,050	NIL
	30,000	13.14	Dec. 14, 2022	232,800
Jay S. Layman	Nil			Nil	12,000	250,800	NIL
C. Bruce Scott	25,000	15.46	December 12, 2023	136,000	5,000	104,500	NIL
	30,000	13.14	Dec. 14, 2022	232,800
Peter D. Williams	12,500	15.46	December 12, 2023	68,000	5,000	104,500	NIL

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $20.90, and the exercise or base price of the option
(2)	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $20.90

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2021 for each of the Named Executive Officers:

NEO Name	Option Based Awards Value vested during the year (1) ($)	Share-Based Awards Value vested during the year (2) ($)
Rudi P. Fronk	Nil	571,200
Christopher J. Reynolds	Nil	155,040
Jay S. Layman	Nil	244,800
C. Bruce Scott	Nil	234,600
Peter D. Williams	Nil	102,000
(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the closing market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.
(2)	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.

The equity awards disclosed above are RSUs which vested during the year.

Pension Plan Benefits

The Corporation did not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement through to the end of 2021. The Corporation does not have any form of deferred compensation plan.

Termination and Change of Control Benefits

NEOs receive a payment equal to 100% of base salary if terminated for any reason other than cause. The Chairman and CEO, the President and COO, the Senior Vice President, Technical Services, the Vice President, General Counsel and Corporate Secretary, and the Vice President Finance and Chief Financial Officer of the Corporation presently earn a base salary of $650,000(US), $450,000(US), $300,000(US), $450,000 and $350,000 respectively per year. This termination payment is also triggered by a change of control of the Corporation whether or not termination occurs.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year:

Director Name	Fee Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Trace Arlaud(1)	24,962	104,320	Nil	Nil	Nil	Nil	129,282
Fred Banfield(1)	25,021	Nil	Nil	Nil	Nil	Nil	25,021
Clement A. Pelletier	62,479	104,320	Nil	Nil	Nil	Nil	166,799
Elliseo Gonzalez-Urien	62,479	104,320	Nil	Nil	Nil	Nil	166,799
Richard Kraus	68,727	104,320	Nil	Nil	Nil	Nil	173,047
John Sabine	78,028	104,320	Nil	Nil	Nil	Nil	182,348
Gary Sugar	49,983	104,320	Nil	Nil	Nil	Nil	154,303
Melanie Miller	59,354	104,320	Nil	Nil	Nil	Nil	163,674
(1)	Trace Arlaud was first elected a director on June 24, 2021. Fred Banfield retired as a director on June 24, 2021.

From January 1, 2011 to June 26, 2019, the Corporation has had the same compensation plan for its outside independent directors which provided for stock options plus annual fees of US$40,000 for each director. The chair of the Audit Committee received an additional US$15,000 per year and the chairs of the Compensation, Technical, and Corporate Governance and Nominating, Committees each received an additional US$10,000 per year. In June 2019, the shareholders approved amendments to the

Corporation’s RSU Plan to make directors eligible for grants of RSUs, which are now a further component of its director compensation plan. RSUs were granted to directors for the first time in December 2019 and have been granted annually in December since and no options have been granted to directors since July 2019. In 2021, the Corporation conducted a review of director compensation paid by its peers and decided to increase fees payable to directors to US$50,000 per year, the additional fees for acting as Chair of a Board Committee was left unchanged (except that the US$10,000 additional fee was also payable to the Chair of the Sustainability Committee) and a further additional US$25,000 per year fee would be paid to the Lead Director for his increased role. There is no additional compensation for attending meetings or participating in Board committees. This compensation is reviewed on an annual basis. The Chairman and CEO and the President and COO do not receive compensation as directors. In addition, the Corporation may compensate directors for services they may provide outside the role of a director. All such compensation is fully disclosed in notes to the December 31, 2021 annual audited financial statements and in the table herein entitled Director Compensation Table.

As disclosed elsewhere in this Circular, the Corporation has a stock option plan and a restricted share unit plan for the granting of incentive stock options and RSUs, respectively, to the directors. The purpose of granting such options and RSUs is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align their personal interests to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not vested (2) ($)	Market or Payout Value of Vested Share- Based Awards Not Paid out or Distribute d
Trace Arlaud(3)	Nil	-	-	Nil	4,000	83,600	Nil
Clement A. Pelletier	18,000	15.46	Dec. 12, 2023	97,920	4,000	83,600	Nil
	50,000	16.94	Oct. 11, 2023	198,000
Elliseo Gonzalez-Urien	18,000	15.46	Dec. 12, 2023	97,920	4,000	83,600	Nil
	20,000	13.14	Dec. 14, 2022	155,200
Richard Kraus	18,000	15.46	Dec. 12, 2023	97,920	4,000	83,600	Nil
	20,000	13.14	Dec. 14, 2022	155,200
John Sabine	18,000	15.46	Dec. 12, 2023	97,920	4,000	83,600	Nil
	20,000	13.14	Dec. 14, 2022	155,200
Gary Sugar	18,000	15.46	Dec. 12, 2023	97,920	4,000	83,600	Nil
	20,000	13.14	Dec. 14, 2022	155,200
Melanie Miller	50,000	17.72	June 24, 2024	159,000	4,000	83,600	Nil
(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $20.90, and the exercise or base price of the option
(2)	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $20.90.
(3)	Trace Arlaud was first elected a director on June 24, 2021. Fred Banfield retired as a director on June 24, 2021.

The share-based awards granted by the Corporation to its directors are in the form of RSUs under its RSU Plan. The RSU grants disclosed above vested on the announcement of completion of ongoing drilling at the Snowstorm Project in early April 2022.

The Corporation has adopted a policy that all options granted to directors, including directors that are also officers, are:

(a)	not exercisable until the option grant is approved by the Corporation’s shareholders, with the shares held by the directors being excluded from voting; and

(b)	made subject to specific vesting requirements, which may include the achievement of Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives.

The options granted in 2017 (expiring in 2022), in 2018 (expiring in 2023) and in 2019 (expiring in 2024) were subject to vesting on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation.

As discussed in the section “Restricted Share Units” above, the Corporation achieved or was on course to achieve five of eight of the Corporation’s objectives for 2021 by December 2021 and had partially achieved another two objectives in 2021. These achievements and comparisons of grants made by similar companies to executives with similar responsibilities were considered by the Compensation Committee when it recommended the grant of RSUs to directors at the end of 2021.

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2021 for each of the Directors:

Director Name	Option Based Awards Value vested during the year (1) ($)	Share-Based Awards Value vested during the year (2) ($)
A. Frederick Banfield	Nil	81,600
Clement A. Pelletier	Nil	81,600
Elliseo Gonzalez-Urien	Nil	81,600
Richard Kraus	Nil	81,600
John Sabine	Nil	81,600
Gary Sugar	Nil	81,600
Melanie Miller	Nil	81,600

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the common shares on the TSX as at the date of vesting and the exercise price of the option
(2)	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.

The stock options in the table above all vested on the announcement of completion of 2020 drilling program at the Snowstorm Project in early April 2021.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year, being its Restricted Share Unit Plan and its Stock Option Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,187,134 shares	$14.61	542,403 shares
Equity compensation plans not approved by securityholders	Nil shares	Nil	Nil
Total	1,187,134 shares	$14.61	542,403 shares

Indebtedness to Corporation of Directors and Executive Officers

No person who is, or at any time during the most recently completed financial year was, a director, proposed nominee for election as a director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate thereof, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation, or had indebtedness to another entity during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Interest of Informed Persons in Material Transactions

No informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

Response to Shareholders

The Corporation communicates regularly with its shareholders and maintains a website at https://www.seabridgegold.com. Information concerning the KSM Project is available at www.ksmproject.com. The Company also provides information through its Facebook, LinkedIn and Twitter accounts at:

Facebook:   https://www.facebook.com/SeabridgeGold

LinkedIn:     https://www.linkedin.com/company/seabridge-gold-inc

Twitter:        https://twitter.com/SeabridgeInc.

Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that management's communications with shareholders, and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders please advise us at: The Corporate Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, info@seabridgegold.com or by fax at 416-367-2711.

Information Relating to the Corporation

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1 or by phone 416-367-9292 or by fax 416-367-2711 or by e-mail at info@seabridgegold.com to request copies of the Corporation's financial statements and MD&A.

Financial information is provided in the Corporation's comparative audited financial statements and MD&A for its most recently completed financial year which are filed on SEDAR. Information regarding the Audit Committee of the Corporation required to be disclosed under Canadian securities laws may be found in the Corporation’s Annual Information Form under Item 9 – Audit Committee Information.

The Corporation also files with the United States Securities and Exchange Commission and the NYSE Stock Exchange and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholder proposals to be considered for inclusion in the Management Proxy Circular for the Annual General Meeting in 2022 must be received by the Corporation by February 13, 2023.

APPROVAL

The Board of Directors of the Corporation has approved the contents and sending of this Circular.

DATED as of this 16th day of May, 2022.

SEABRIDGE GOLD INC.
“Rudi P. Fronk”

Rudi P. Fronk

Chairman and CEO

APPENDIX 1

AMENDMENT TO ARTICLES

1.	COMMON SHARES

The Articles of the Corporation will be amended indicate, in item 3 thereof, that the Common shares will have the rights, privileges, restrictions and conditions attached thereto as set out in a new Schedule “A” to be attached to the Articles and Schedule “A” will set forth the rights, privileges, restrictions and conditions to the Common shares of the Corporation ("Common Shares") as follows:

(i)	Voting Rights. The holders of the Common Shares shall be entitled to receive notice, of and to attend, all meetings of the shareholders of the Corporation and shall have one (1) vote for each common share held at all meeting of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

(ii)	Dividends. The holders of the Common Shares shall be entitled to receive, subject to the rights of the holders of any other class of shares, any dividend declared by the Corporation.

(iii)	Dissolution. In the event of dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares, be entitled to receive the remaining property of the Corporation.

2.	PREFERRED SHARES

The following special rights, privileges, restrictions and conditions are attached to the Preferred shares, issuable in series ("Preferred Shares") and are not proposed to be amended:

Preferred Shares may at any time and from time to time be issued in one or more series The Directors may from time to time by resolution passed before the issue of any Preferred Shares of any particular series, alter the Articles of the Corporation to fix the number of Preferred Shares of any particular series, alter the Articles of the Corporation to fix the number of Preferred Shares in, and to determine the designation of the Preferred Shares of, that series and alter the Articles to create, define and attach special rights and restrictions to the Preferred Shares of that series including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, noncumulative or partially cumulative; the dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction, the terms and conditions of any share purchase plan or sinking fund, and voting rights and restrictions; but no

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special right or restriction so created, defined or attached shall contravene the provisions of subclauses (i) and (ii) set out below;

(i)	holders of Preferred Shares shall be entitled, on the distribution of assets of the Corporation or on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or on any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, to receive before any distribution to be made to holders of Common Shares or any other shares of the Corporation ranking junior to the Preferred Shares with respect to repayment of capital, the amount paid up with respect to each Preferred Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to holders of Preferred Shares of the amounts so payable to them, such holders shall not be entitled to share in any further distribution of the property or assets of the Corporation except as specifically provided in the special rights and restrictions attached to any particular series of the Preferred Shares; and

(ii)	except for such voting rights as may be attached to any series of the Preferred Shares by the Directors, holders of Preferred Shares shall not be given notice of, and shall not be entitled as such to vote at, any general meeting of shareholders of the Corporation.

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APPENDIX 2

POLICY STATEMENT ON DIVERSITY

MAY 7, 2019 revised APRIL 28, 2021

The Company is of the view that the board of directors (Board) membership and the employment of executive management (Management) should be based on merit and remains committed to selecting the best qualified persons to the Board and Management. To be effective, members of the Board and Management must possess the qualities, skills and experience required to fulfil our obligations to all stakeholders. The Company believes that diversity is an important factor to ensure our directors, executives and workforce include persons with the range of perspectives, experience and expertise we require and has identified diversity as one of several factors to be considered in nominating or appointing directors to the Board and engaging and promoting executives in Management. For the purposes of Board and Management composition, "diversity” includes gender, visible minorities, indigenous peoples, sexual orientation, gender identification, people with disabilities, and age. The Board recognizes that diversity combined with experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations and to the management of our operations in order to meet the challenges and achieve success for the Company and all of its stakeholders. In addition, an appropriately diverse Board and Management will include persons who collectively have the broad range of specific skills, industry and professional experience required for the Board and Management to meet their varied responsibilities in the overall direction of the Company. Board appointments and Management employment and promotion will be made based on the abilities, skills and experience the Company requires from time to time, recognizing that more diversity of Board and Management composition is intended to create a more effective Board, Management and workplace. The Company believes that the promotion of diversity will be enhanced by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic or a specific goal except for gender representation on the Board. Management and aspires to achieve a goal of 30% women directors on the Board by its annual general meeting in 2023 and 30% women executives in Management by 2025, respectively.

TERMS OF THIS POLICY

Responsibilities of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (Committee) reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. The Committee also oversees the conduct of the annual review of the Board's effectiveness. In reviewing the Board's composition, the Committee will take into consideration recommendations from the Sustainability Committee with regard to diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a

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nominee in order to maintain an effective Board. In identifying suitable candidates for appointment to the Board, the Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board's composition. As part of the annual performance evaluation of the effectiveness of the Board and Board committees, the Committee will consider the balance of skills, experience, independence and knowledge of the incumbent members and the diversity of the Board and its committees. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Responsibilities of Management

Management reviews and assesses its composition on behalf of the Board and recommends the hiring, development, and compensation of new executives and the compensation and promotion of existing executives. Management also oversees the conduct of the annual review of the Management's effectiveness. Management will take into consideration diversity, inclusion and equity as factors to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of candidates in order to maintain an effective Management. In identifying suitable candidates for Management opportunities or promotion, Management will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in Management’s composition. As part of the annual performance evaluation of its effectiveness, Management will consider the balance of skills, experience, independence and knowledge of its executives and the diversity in Management. It is the objective of Management to select the most qualified and highest functioning candidates from diverse backgrounds. Management will report annually to the Board on the diversity of Management.

Disclosure

The Company will publish this Policy Statement on its website and in its management information circular together with:

(i)	a summary of the measures taken or proposed to ensure the effective implementation of this Policy;
(ii)	how the Committee measures the effectiveness of this Policy;
(iii)	how the Committee and Management consider the level of representation of diversity of people on the Board and in Management when identifying candidates or when promoting executives; and
(iv)	the number and proportion (as a percentage) of women directors on the Board and women executives in Management, respectively.

Policy Review

The Committee will review this Policy annually, or earlier if it determines necessary, which review will include an assessment of the effectiveness of this Policy.

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APPENDIX 3

EQUITY INCENTIVE COMPENSATION PLANS

The Corporation’s Restricted Share Unit Plan

At the Corporation’s annual general meeting held on June 24, 2014, the shareholders approved the RSU Plan. Under the terms of the RSU Plan, the Board or, if authorized by the Board, the Compensation Committee, may grant RSUs to eligible participants. Each RSU represents the right to receive one common share for no additional consideration upon vesting of an RSU in accordance with the terms of the RSU Plan. At the Corporation’s annual general meeting in 2019, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to:

(i)	create a single combined pool of shares from which it can grant either stock options or RSU’s as it sees fit at the time of grant; and

(ii)	increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 800,000 common shares, resulting in the aggregate number of shares reserved for issue (but not already issued) upon exercise of options granted or available for grant under the Option Plan or the RSU Plan being 4,048,417 common shares, representing approximately 6.5% of its outstanding shares at the time.

A non-director officer, employee or consultant of the Corporation who has been designated by the Corporation for participation in the RSU Plan and who agrees to participate in the RSU Plan is an eligible participant to receive RSUs under the RSU Plan (an "RSU Participant"). Participation in the RSU Plan is voluntary and, if an eligible participant agrees to participate, the grant of Units will be evidenced by an agreement between the Corporation and the participant (an "Award Agreement").

The maximum number of Shares issuable, but not already issued, upon conversion of RSUs granted or available for grant under the RSU Plan and under all other security based compensation arrangements of the Corporation, including the Option Plan described below, cannot exceed 1,424,444 common shares of the Corporation unless otherwise approved by shareholders, representing in aggregate approximately 1.8% of the Corporation's issued and outstanding common shares as at May 12, 2022. There are 44,000 RSUs outstanding as of May 12, 2022.

The RSU Plan, together with all other previously established or proposed share compensation arrangements of the Corporation (including the Stock Option Plan), may not result in:

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(a)	the number of common shares issuable to insiders at any time exceeding 10% of the outstanding shares of the Corporation; or

(b)	the issuance to insiders of the Corporation, within a one-year period, of a number of common shares exceeding 10% of the outstanding issue; or

(c)	the issue to any one eligible participant or any associates of an eligible participant of the Corporation, within a one-year period, of more than 5% of the outstanding issue.

A RSU will vest based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant. In the event that a vesting date occurs within a blackout period or within 5 business days thereafter, the vesting date shall be 1 business days after the blackout period ends (the "Extension Period"). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. The expiry date of each (unvested) RSU granted under the RSU Plan will be determined by the Board at its discretion at the time of each grant. On each vesting date, the Board may decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, common shares issued from treasury or a combination thereof based on the fair market value of the common shares as at such date. For the purposes of the RSU Plan, the fair market value of a common share is the weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the vesting date. In the absence of an express decision by the Board, payments in respect of an Award of a Restricted Share Unit to a Participant shall be made in common shares issued from treasury.

If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant's account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant's account will either be terminated and forfeited as of the termination date, continue to vest in accordance with their terms, or fully-vest at the discretion of the Board.

The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

In the event the Corporation pays a dividend on the Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Under the terms of the RSU Plan, the Board may, from time to time:

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(a)	amend the RSU Plan or any RSU, without obtaining approval of the shareholders of the Corporation to:

(i)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority,

(ii)	change vesting provisions of the RSU Plan or any Restricted Share Units; or

(iii)	any other amendments of a non-material nature; or

(b)	suspend, terminate or discontinue the terms and conditions of the RSU Plan and the Restricted Share Units granted under the RSU Plan,

provided that:

(c)	no such amendment to the RSU Plan shall cause the RSU Plan to cease to be a plan described in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada) (the "ITA") or any successor to such provision; and

(d)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX and the New York Stock Exchange, as may be required.

Any amendment to the RSU Plan described in subparagraphs (a)(ii) or (b) above, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the RSU Plan other than as described above shall require the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the common shares (or, where required, "disinterested" shareholder approval) represented at a meeting of the shareholders of the Corporation at which a motion to approve the RSU Plan or an amendment to the RSU Plan is presented. Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved under the RSU Plan;

(b)	to change the definition of eligible participants;

(c)	to extend the term of an RSU held by an insider or to amend or remove the limits on the number of RSUs which may be granted to insiders under the Plan;

(d)	to permit RSUs to be transferred otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

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(e)	to permit awards other than RSUs under the RSU Plan; and

(f)	to amend the amendment provisions of the RSU Plan so as to increase the ability of the Board to amend the RSU Plan without shareholder approval.

The RSU Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of RSUs.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our RSU Plan for the three most recently completed financial years:

Plan	2021 Burn Rate(1)	2020 Burn Rate(1)	2019 Burn Rate(1)
RSU Plan	0.21	0.20%	0.22%
(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

The Corporation’s Stock Option Plan

The Corporation’s Stock Option Plan was originally adopted upon the listing of the Corporation’s common shares on The Toronto Stock Exchange (“TSX”) in 2008. Since 2008 the Corporation has amended the Stock Option Plan from time-to-time to increase the number of shares issuable under the Stock Option Plan and to make another amendment to keep its terms consistent with the Policies of the TSX. At the Corporation’s annual general meeting in 2019, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to:

(i)	create a single combined pool of shares from which it can grant either stock options or RSU’s as it sees fit at the time of grant; and

(ii)	increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 800,000 common shares, resulting in the aggregate number of shares reserved for issue (but not already issued) upon exercise of options granted or available for grant under the Option Plan or the RSU Plan being 4,048,417 common shares, representing approximately 6.5% of its outstanding shares at the time.

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The Stock Option Plan, as amended, (the “Option Plan”) is a fixed share stock option plan pursuant to which the number of common shares reserved for issuance is fixed from time to time by the shareholders of the Corporation, but such number of shares is a single pool available for grants under either the Option Plan or the RSU Plan. Other information relating to the Option Plan is summarized as follows:

•	Options may be granted to directors, officers and employees of the Corporation as well as persons or corporations engaged to provide services to the Corporation (or any entity controlled by the Corporation) and any individuals employed by such persons or corporations.

•	At May 12th, 2022, the number of shares issuable, but not already issued, pursuant to the exercise of options granted or available for grant under the Option Plan and under all other security based compensation arrangements of the Corporation, including the RSU Plan described below, cannot exceed 1,424,444 common shares of the Corporation unless such figure is amended with the approval of the Corporation’s shareholders. This figure represents approximately 1.8% of the Corporation’s issued and outstanding shares as of May 12th, 2022.

•	As of May 12th, 2022, the Corporation has an aggregate of 837,327 options outstanding under the Option Plan. The 837,327 outstanding options represent approximately 1.0% of the Corporation’s issued and outstanding shares as of May 12th, 2022.

•	The number of shares issued to insiders of the Corporation as a group, within any one year period, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares as at the end of such one year period. The number of shares issuable to insiders of the Corporation at any time under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares on a non-diluted basis at such time. The Option Plan does not provide for a maximum number of shares which may be issued to an individual pursuant to the Option Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

•	The exercise price for options granted under the Option Plan must be not less than the closing market price on the day preceding the date of grant of the options.

•	Vesting of options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the Option Plan. In the event of a change of control of the Corporation, all outstanding options become vested.

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•	The maximum term of options granted under the Option Plan will be 5 years from the date of grant.

•	If an optionee ceases to be eligible to receive options under the Option Plan as a result of termination for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date.

•	If an optionee ceases to be eligible to receive options under the Option Plan for reasons other than termination for cause (or death), any outstanding options held by such optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such option or three months after the optionee ceases to be eligible to receive options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such options to remain in full force and effect until any time up to the original expiry time of such options, irrespective of whether such expiry time is more than three months after the optionee ceases to be eligible to receive options.

•	The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Corporation or the Option Plan, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any option granted under the Option Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the Option Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the Option Plan;

(e)	change termination provisions for an optionee who is not an insider beyond the original expiry time;

(f)	reduce the exercise price of an option for an optionee who is not an insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Option Plan without the consent of that optionee. Any other amendments to the Option Plan or options granted thereunder will be subject to the approval of the shareholders. In particular, the Option Plan specifies

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that the Option Plan may not be amended without approval of shareholders in any of the following ways:

(h)	to increase the Option Plan maximum or number of shares reserved for issuance under the Option Plan;

(i)	to grant additional powers to the board of directors to amend the Option Plan or individual options without shareholder approval;

(j)	to reduce the exercise price of options or other entitlements held by insiders;

(k)	to extend to the term of options held by insiders; and

(l)	to change the insider participation limits to those that would have triggered the requirement for disinterested shareholder approval of the Option Plan.

•	The Option Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of options.

•	Stock options granted under the Option Plan are not assignable, but may be exercised by the personal representative of a deceased optionee.

•	Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

•	The Plan requires adjustments to the numbers of shares which may be acquired and the exercise price of options in the event the Corporation proceeds with certain changes or transactions in which the Corporation’s share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid, compulsory acquisition or going private transaction is completed. In such case the provisions typically entitle the optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the optionee would have been entitled had the optionee held the shares issuable under the option before such transaction, with certain exceptions. In the event that the Corporation agrees to a transaction, or is subject to a takeover bid, under which greater than 2/3rds of its outstanding shares are acquired by another person or group of persons acting in concert, the Option Plan also gives the directors the discretion to transform the option into a stock appreciation right. In the event an option is transformed into a stock appreciation right, the holder shall then be entitled to a cash payment instead of being entitled to acquire shares at a certain price. The amount of the cash payment payable shall be calculated as follows:

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Cash = S x (AP-EP)

Where: S is the number of shares subject to the Option to which the relevant stock appreciation right relates;

EP is the Exercise Price of the Option to which the relevant Stock Appreciation Right relates; and

AP is the cash value of the consideration offered in the transaction, and if the consideration offered is not cash then the cash value shall be determined as of the date the consideration is initially offered. In the case of securities publicly traded on an exchange or quotation system, the cash value shall be determined using the 15 trading day volume weighted average price of the securities offered. In the case of securities not publicly traded, the cash value shall be determined in the manner decided by the directors of the Corporation, acting reasonably.

•	Other than in these circumstances, the Option Plan does not contain provisions allowing the Corporation to transform a stock option into a stock appreciation right.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our Stock Option Plan for the three most recently completed financial years:

Plan	2021 Burn Rate(1)	2020 Burn Rate(1)	2019 Burn Rate(1)
Stock Option Plan	0.00%	0.00%	0.08%
(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

A copy of the Option Plan is available for review on the Corporation’s website at www.seabridgegold.com.

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